UFP TECHNOLOGIES

Developed for Customers.

Growing with Purpose.

2025 ANNUAL REPORT

UFP Technologies is a designer and custom manufacturer of comprehensive solutions for medical devices, sterile packaging, and other highly engineered custom products.

UFP is an important link in the medical device supply chain and a valued outsource partner to most of the top medical device manufacturers in the world. The Company's single-use and single-patient devices and components are used in a wide range of medical devices and sterile packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

Learn more about us at ufpt.com.

Table of Contents



Dear Fellow Shareholder,

2025 was another productive and successful year for UFP Technologies. In our fourth consecutive year of record results, sales grew 19.5% to $602.8 million, operating Income grew 14.1% to $92.3 million, and earnings per share grew 15.4% to $8.75. Looking back over those four years, the numbers tell an even bigger growth story. Since 2021, our revenue roughly tripled from $206 million to $602.8 million, while operating income grew 435% and EPS grew 419%.

Over the years, UFP has evolved in a very purposeful way to become a trusted global development and manufacturing partner to the world's top medical device makers. In this, my last letter to shareholders as CEO, I will discuss the key events of 2025, the customer-centric strategies fueling our growth – and explain why your Company is poised for continued success and a very exciting future.

Strong Sustained MedTech Growth

Our growth in 2025 was driven by a 23.2% increase in MedTech sales. This was partially offset by an 11.5% decrease in our Advanced Components business, as we continue to focus resources on our best-fit medical market opportunities. MedTech sales now account for 92% of our business. We partner with market-leading customers that are the best fit with our unique skills, targeting high-value, fast-growing segments such as robotic surgery, safe patient handling, infection prevention, and interventional and surgical device components. And we continue to explore additional segments where our engineering and precision manufacturing skills can help us deliver significant value to this vast, rapidly growing global market. It's important work, and a commitment to absolute quality will always be our bedrock promise to our customers and the patients who rely on their innovative, often life-changing products.

Continued Global Expansion

In recent years, we have focused on building out our global platform, adding strategic locations in Mexico, Costa Rica, the Dominican Republic, Ireland and Singapore. This has enabled us to provide a growing number of cost-effective solutions to our market leading customers around the world. In 2025, we made substantial progress in this effort – with more initiatives scheduled for 2026 and beyond. In collaboration with our customers, we continue to add new factory space, clean rooms, development labs, and specialized equipment across our platform. Please see page 4 for details.

Solidifying Customer and Vendor Relationships

Long-term agreements are the backbone of our customer and vendor partnerships. These help us win and retain long-running programs that create predictable revenue streams and safeguard our innovative solutions. In 2025, we completed multiple large long-term customer and vendor agreements – both new contracts and current contract extensions. You can learn more about their importance on page 7.

A Virtuous Cycle

Year after year, we have steadily built our platform, adding talent, technologies, global locations, best-in-class manufacturing capabilities, vendor partners, quality systems, and more. It's a purposeful approach designed to help UFP create more customer value and capitalize on the most profitable opportunities. This has created a virtuous cycle, where each innovative solution increases our knowledge base and strengthens our position to create the next one. This success helps us attract top talent, which leads to more success. Our culture helps us retain that talent and drives continuous improvement in all aspects of our business – leading to even more innovations.

Talent Acquisition and Development – and a Transition at the Top

As UFP continues to grow, so does our talent base. Our global team now includes more than 5,000 associates. I am extremely proud of them and all they have accomplished to ensure our customers' success. In 2025, we strengthened our team, recruiting key leaders in Human Resources, Legal, General Management, Marketing, and other areas. And internally, we promoted nine top associates to leadership roles, including announcing that Mitch Rock will succeed me as CEO as of June 4, 2026. Mitch is a talented leader who has held a range of positions within UFP and served as president prior to his appointment as CEO. He helped architect our strategy and has been an integral part of our growth. Mitch is a 25-year veteran of UFP with the talent, knowledge, and industry-wide respect to help your Company reach new heights of success.

My Profound Thanks and Gratitude

To help facilitate a smooth transition, I will serve as Executive Chairman of the Board for one year. As I prepare to step down as CEO, I am grateful to our founders William Shaw, Richard Bailly, and Robert Drew, who established an entrepreneurial culture of innovation and integrity, with the highest possible ethics and a relentless dedication to quality. From the start, UFP has been dedicated to its customers, vendors, and community, and very focused on being a great place to work. UFP is a decentralized company where all associates' ideas are welcome. Everyone is treated with respect and given the opportunity to reach their potential. It has been my honor and privilege to lead this exceptional team. I offer my profound thanks to our people, our customers, our vendor partners, our Board, our shareholders, and everyone else who has helped make UFP the success it is today.

Sincerely,

R. Jeffrey Bailly

R. Jeffrey Bailly
Chairman and CEO

Expanding Our Footprint to Better Serve Growing Customer Needs

We have worked hard in recent years to establish a strong manufacturing presence in low-cost countries such as the Dominican Republic, Costa Rica and Mexico. We also expanded our footprint in key strategic locations such as Ireland and Singapore, and others within the U.S. gained through acquisitions. These locations, chosen in consultation with our customers, have been a key element of our growth strategy. They have helped us win new business, protect current programs, and meet more customer needs in our rapidly growing medical markets.

In 2025, we added two new facilities to our campuses in the Dominican Republic, with two more DR facilities planned in 2026 to accommodate anticipated growth. We also added new capabilities and locations in 2025 through the acquisitions of Techno Plastics Industries and UNIPEC. These followed four acquisitions completed in 2024, and many others executed in prior years. Each one brought new capabilities, strategic locations, and market opportunities. We have a strong balance sheet and an excellent track record of identifying, negotiating, and integrating strategic acquisitions. This is a core competency of UFP and will remain an essential pillar of our strategy.

Six strategic acquisitions in 2024 and 2025 brought important new locations and capabilities:













AJR ENTERPRISES
A UFP TECHNOLOGIES COMPANY

Marble Medical
A UFP TECHNOLOGIES COMPANY

AQF medical
A UFP TECHNOLOGIES COMPANY

UNIPEC INC
UNIVERSAL PLASTICS & ENGINEERING COMPANY
A UFP TECHNOLOGIES COMPANY

WELCH Fluorocarbon, Inc.
A UFP TECHNOLOGIES COMPANY

Techno Plastics Industries
A UFP TECHNOLOGIES COMPANY

4

Adding New Capabilities
to Increase Our Customer Value

Our medical device customers are innovative organizations doing important work. And we are dedicated to helping them succeed. Many times over the years, they have asked us to solve an especially complex problem, add a new capability, develop a new solution, improve an existing one, or design a new piece of equipment. We have developed a customer-driven technology roadmap that guides our decision making and is designed to meet their strategic objectives today, tomorrow, and well into the future.



Using this strategy, we have built a robust platform of top technical talent, best-in-class manufacturing capabilities, strong vendor partnerships, excellent quality systems, and a growing global footprint. We are always working to increase our value by adding new capabilities. Sometimes we can accomplish this in-house. Sometimes we do it through targeted acquisitions. Customers know we will do whatever it takes to enhance our capabilities and expand our product portfolio to support their success and earn more of their business.



Continuously Improving
All Aspects of Our Business

Every day brings new opportunities to improve the performance of our products, the efficiency of our processes, the strength of our systems, and more. "Getting Better Every Day" is a key tenet of our strategy that flows throughout our entire organization. And each new program we work on improves our skills, builds our base of knowledge, and increases our ability to meet the next challenge.

Our decentralized approach has created a dynamic, continuously improving business driven by thousands of talented associates. They come to work every day with the goal of adding value to our customers and making UFP more successful. They understand our strategy, know how they fit in, and are dedicated to finding new ways to improve all aspects of our business. We are proud of the platform we have built, of the engineering talent, design expertise, manufacturing skills, and other competitive advantages that set us apart. Continuous innovation is part of our DNA and often the reason customers buy from us.

Strengthening Partnerships
with Customers and Key Vendors

Our customer and vendor relationships are at the core of UFP's success. We create customized solutions in a highly regulated market where switching costs are high. Win-win customer agreements lock in programs that typically run over many years. Vendor agreements are equally important; they often provide exclusive or preferred access to the materials we need to retain and win more programs. These long-term contracts are essential for us to retain our innovative solutions and associated business.

In 2025, we strengthened our alliances with our top three customers and related vendor partners with multi-year agreements. These enduring relationships are a cornerstone of our business and a key to our future success. Our development labs across the Company are constantly working to innovate for our customers and provide more value across more programs. We continue to direct more resources toward these efforts; in 2025 we added new development labs in Michigan and the Dominican Republic, with more to come in key strategic locations.



MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price

The Company's common stock is listed on the NASDAQ Capital Market under the symbol "UFPT". The following table sets forth the range of high and low quotations for the common stock as reported by NASDAQ for the quarterly periods from January 1, 2024 to December 31, 2025:

Year Ended December 31, 2024	High		Low	
First Quarter	$	252.20	$	155.66
Second Quarter	$	263.87	$	205.94
Third Quarter	$	358.42	$	283.66
Fourth Quarter	$	346.29	$	238.73

Year Ended December 31, 2025	High		Low	
First Quarter	$	285.05	$	198.85
Second Quarter	$	253.30	$	186.83
Third Quarter	$	252.55	$	190.04
Fourth Quarter	$	245.60	$	185.28

Number of Stockholders

As of February 19, 2026, there were 79 holders of record of the Company's common stock.

Since many of the shares are held by brokers and other institutions on behalf of stockholders, the Company is unable to estimate the total number of beneficial stockholders represented by these holders of record.

Dividends

The Company did not pay any dividends in 2025 or 2024. The Company presently intends to retain all its earnings to provide funds for the operation of its business and strategic acquisitions, although it would consider paying cash dividends in the future. Any decision to pay dividends will be at the discretion of the Company's board of directors and will depend upon the Company's operating results, strategic plans, capital requirements, financial condition, provisions of the Company's borrowing arrangements, applicable law and other factors the Company's board of directors considers relevant.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

UFP Technologies, Inc. is a contract development and manufacturing organization that specializes in single-use and single-patient medical devices. We are a vital link in the medical device supply chain and a valued outsourcing partner to many of the world's top medical device manufacturers. Our single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

Our current strategy includes further organic growth and growth through strategic acquisitions.

Net sales for the year ended December 31, 2025 increased 19.5% to $602.8 million from $504.4 million in the same period last year. The increase was primarily attributable to 23.2% growth in sales to customers in the medical market, which was largely due to sales from the companies we acquired in 2024 and 2025 (See Note 2 for further information regarding these acquisitions). These companies collectively contributed approximately $168.3 million in sales for the year ended December 31, 2025 compared to $73.1 million in the same period last year. Organic sales growth was 1.5% for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Net sales from our largest two customers, Intuitive Surgical SARL and Stryker Corporation, were 24.3% and 21.5%, respectively, of our total net sales for the year ended December 31, 2025. Intuitive Surgical SARL and Stryker comprised approximately 29.2% and 15.4%, respectively, of our net sales for the year ended December 31, 2024.

In 2025, we executed a post-acquisition review of our AJR labor force's United States employment eligibility through E-Verify protocols. This review has resulted in significant workforce turnover during the year (the "AJR Labor Issue"). Attention spent by experienced employees training new direct and indirect employees in our standards and policies has decreased productivity and therefore, has created inefficiencies in our AJR operations. To address the AJR Labor Issue, we recruited legally eligible replacement associates. We estimate that the AJR Labor Issue added over $6.3 million in incremental labor cost to our cost-of-sales for year ended December 31, 2025.

Impact of Tariffs

United States imposed increased tariffs on foreign imports into the United States, including all the countries in which we manufacture goods outside the United States and also the countries in which our customers operate. Although agreements have been made with various countries, the tariff policy environment remains dynamic, particularly in light of recent Supreme Court decisions, and we cannot predict what additional actions may ultimately be taken by the United States or other governments with respect to tariffs or trade relations, including retaliatory trade measures taken by other countries in response to existing or future United States tariffs or other measures. We estimate that tariffs not reimbursed by customers were immaterial to our 2025 results.

Cyber Incident

On or about February 14, 2026, the Company detected the Cyber Incident (as defined in Item 1C, Cybersecurity in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026). As of the date hereof, the incident has not had a material impact on the Company's financial systems, operations or financial condition. While the Company's investigation and assessment of this incident is ongoing, as of the date of this filing, the Company believes its primary IT systems are operational in all material respects and the Company does not believe the incident is reasonably likely to materially impact the Company's financial condition or results of operations. There can be no assurance that the Cyber Incident or any future cybersecurity incidents will not have a material impact on the Company's future operations, financial systems or financial condition. See Item 1A "Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026 under the headings "Security breaches, including cybersecurity incidents and other disruptions could compromise our information, expose us to liability and harm our reputation and business" and "We experienced a material information technology ("IT") systems incident in February 2026, which could result in a number of potentially unknown outcomes, including but not limited to, litigation, regulatory investigations or enforcement actions, or reputational harm, any of which could have a material impact on our business operations, financial condition, or results of operations," and the discussion in Item 1C, Cybersecurity, in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026.

Results of Operations

The following table sets forth, for the years indicated, the percentage of net sales represented by the items as shown in the Company's Consolidated Statements of Income:

	2025	2024	2023
Net sales	100.0%	100.0%	100.0%
Cost of sales	71.7%	70.9%	71.9%
Gross profit	**28.3%**	**29.1%**	**28.1%**
Selling, general, and administrative expenses	12.8%	12.3%	12.7%
Acquisition costs	0.1%	0.5%	0.0%
Change in fair value of contingent consideration	--%	0.2%	0.9%
Loss (gain) on sale of fixed assets	0.0%	0.0%	0.1%
Operating income	**15.3%**	**16.1%**	**14.4%**
Interest expense, net	1.6%	1.6%	0.9%
Income before taxes	**13.7%**	**14.5%**	**13.5%**
Income tax expense	2.4%	2.8%	2.3%
Net income from consolidated operations	**11.3%**	**11.7%**	**11.2%**

2025 Compared to 2024

Net Sales

Net sales increased 19.5% to $602.8 million for the year ended December 31, 2025, from net sales of $504.4 million for the same period in 2024. The increase in net sales is primarily due to increased sales to customers in the medical market of 23.2%. This increase includes sales from the companies we acquired in 2024 and 2025, which collectively contributed approximately $168.3 million in sales during the year ended December 31, 2025 compared to $73.1 million in the same period last year.

Gross Margin

Gross profit as a percentage of net sales ("Gross Margin") decreased to 28.3% for the year ended December 31, 2025, from 29.1% in 2024. As a percentage of net sales, material costs decreased 3.0% while overhead and labor costs collectively increased 3.8%. Absent the impact on Gross Margins from the AJR Labor Issue, gross margins for the year ended December 31, 2025 would have been 29.3%.

Selling, General and Administrative Expenses

Selling, General, and Administrative Expenses ("SG&A") increased approximately 24.5% to $77.4 million for the year ended December 31, 2025, from $62.2 million in 2024. The increase is primarily attributable to increased headcount and other back-office resources for the year ended December 31, 2025 as compared to the year ended December 31, 2024. SG&A from our 2024 and 2025 acquisitions collectively contributed approximately $17.8 million in SG&A during the year ended December 31, 2025, as compared to $7.1 million during the year ended December 31, 2024. As a percentage of sales, SG&A increased to 12.8% for the year ended December 31, 2025, from 12.3% for the same period last year.

Acquisition Costs

We incurred approximately $0.3 million in costs associated with acquisition related activities which were charged to expense for the year ended December 31, 2025, as compared to $2.5 million for the year ended December 31, 2024.

These costs were primarily for legal, due diligence and valuation services and are reflected on the face of the consolidated statements of comprehensive income.

Change in fair value of contingent consideration

In connection with the acquisitions of Welch and Marble in 2024, and DAS Medical in 2021, we are required to make contingent payments, subject to the entities achieving certain financial performance thresholds. The total potential contingent consideration payments for the Welch, Marble and DAS Medical acquisitions were $6.0 million, $0.5 million, and $20.0 million, respectively, as of each acquisition date. The fair value of the liability for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $0.8 million, $0.4 million and $5.2 million for the Welch, Marble and the DAS Medical acquisitions, respectively, and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in the initial calculation were management's financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. Contingent consideration is considered to be a Level 3 financial liability that is re-measured each reporting period. We paid approximately $5.3 million during the year ended December 31, 2025, related to contingent consideration. The fair value of the liability for the contingent consideration payments recognized at December 31, 2025 totaled approximately $5.3 million out of the remaining potential payments of $7.3 million. The change in fair value of contingent consideration for the Welch, Marble, and DAS Medical acquisitions resulted in an expense of approximately $0.3 million and $1.0 million, respectively, for the years ended December 31, 2025 and 2024. The change in fair value of contingent consideration for the acquisitions is included in change in fair value of contingent consideration in the condensed consolidated statements of comprehensive income.

Interest expense, net

Net interest expense was approximately $9.8 million and $8.1 million for the years ended December 31, 2025 and 2024, respectively. The increase in net interest expense for the year ended December 31, 2025 was primarily due to higher average debt in 2025 as compared to 2024. Interest income was immaterial.

Other Expense (Income)

Other expense was less than $0.1 million for the year ended December 31, 2025. Other income was $0.2 million for the year ended December 31, 2024. The changes in other expense (income) are primarily generated by equity method investment income in 2025 and foreign currency transaction gains/losses in both 2025 and 2024.

Income Taxes

We recorded income tax expense, as a percentage of income before income tax expense, of 17.2% for the year ended December 31, 2025 compared to 19.2% for the same period in 2024. The decrease in the effective tax rate for the current period as compared to the prior period is largely due to a shift in mix of pre-tax income to jurisdictions where we are taxed at a favorable rate as well as increased discrete tax benefits associated with vested equity and a state tax refund.

The effective tax rate for the year differs from the federal statutory rate of 21% due to favorable rates in foreign countries, federal deductions available for certain exported goods and federal credits, offset by state income taxes and disallowed compensation under section 162M of the Internal Revenue Code.

We note the potential for volatility in our effective tax rate, as any windfall or shortfall tax benefits related to our share-based compensation plans will be recorded directly into income tax expense.

For more information about our results of operations of 2024 compared to 2023, see the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — 2024 Compared to 2023" in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on March 3, 2025.

Liquidity and Capital Resources

We generally fund our operating expenses, capital requirements, and growth plan through internally generated cash and bank credit facilities.

Cash Flows

Net cash provided by operations for the year ended December 31, 2025 was approximately $91.9 million and was primarily a result of net income generated of approximately $68.3 million, depreciation and amortization of approximately $19.2 million, and share-based compensation of approximately $8.9 million for the year ended December 31, 2025.

Net cash used in investing activities for the year ended December 31, 2025 was approximately $27.6 million and was primarily the result of additions of manufacturing machinery and equipment and various building improvements, as well as the acquisitions of AJR Specialty, AJR Custom Foam, TPI, and UNIPEC.

Net cash used in financing activities was approximately $58.2 million for the year ended December 31, 2025 and was primarily the result of payments on the revolving line of credit of approximately $110.1 million and principal payments of long-term debt of approximately $12.5 million, partially offset by proceeds from advances on the revolving line of credit of $68.7 million.

Outstanding and Available Debt

On June 27, 2024, we, as the borrower, entered into a secured $275 million Amended and Restated Credit Agreement (the "Third Amended and Restated Credit Agreement") with certain of our subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto.

The credit facilities under the Third Amended and Restated Credit Agreement consist of a secured term loan to us of $125 million and a secured revolving credit facility, under which we may borrow up to $150 million. The Third Amended and Restated Credit Facilities mature on June 27, 2029. This maturity date is subject to acceleration and we could be subject to additional fees and expenses in certain circumstances should one or more events of default described in the Third Amended and Restated Credit Agreement occur. The secured term loan requires quarterly principal payments of $3,125,000 that commenced on December 31, 2024. The proceeds of the Third Amended and Restated Credit Agreement may be used for general corporate purposes, including funding certain acquisitions (see Note 2 for more information regarding this acquisition), as well as certain other permitted acquisitions. Our obligations under the Third Amended and Restated Credit Agreement are guaranteed by Subsidiary Guarantors and secured by substantially all of our assets.

The Third Amended and Restated Credit Facilities call for interest at Secured Overnight Financing Rate ("SOFR") plus a margin that ranges from 1.25% to 2.25% or, at our discretion, the bank's prime rate plus a margin that ranges from .25% to 1.25%. In both cases the applicable margin is dependent upon performance. Under the Third Amended and Restated Credit Agreement, we are subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Third Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness and permitted investments.

At December 31, 2025, we had approximately $135.5 million in outstanding borrowings under the Third Amended and Restated Credit Agreement, and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2025, the weighted average interest rate was approximately 5.1% and we were in compliance with all covenants under the Third Amended and Restated Credit Agreement.

Long-term debt consists of the following (in thousands):

	December 31,	
	2025	2024
Revolving credit facility	$ 26,080	$ 67,500
Term loan	109,375	121,875
Total long-term debt	**$ 135,455**	**$ 189,375**
Current portion	(12,500)	(12,500)
Long-term debt, excluding current portion	**$ 122,955**	**$ 176,875**

Future maturities of long-term debt at December 31, 2025 are as follows (in thousands):

	Term Loan	Revolving credit facility	Total
2026	$ 12,500	$ -	$ 12,500
2027	12,500	-	12,500
2028	12,500	-	12,500
2029	71,875	26,080	97,955
	$ 109,375	**$ 26,080**	**$ 135,455**

Future Liquidity

We require cash to pay for operating expenses, purchase capital equipment, and to service our contractual obligations. Our principal sources of funds are our operations and our Second Amended and Restated Credit Agreement. We generated cash of approximately $91.9 million from operations during the year ended December 31, 2025. We cannot guarantee that our operations will generate cash in future periods. Our longer-term liquidity is contingent upon future operating performance and the availability of draws on our revolving credit facility. Further, the economic uncertainty resulting from events including inflation, bank failures, and other factors beyond our control could affect our long-term ability to access the public markets and obtain necessary capital in order to properly capitalize and continue operations.

We plan to continue to add capacity to enhance operating efficiencies in our manufacturing plants and accommodate anticipated growth in demand. We may consider additional acquisitions of companies, technologies, or products that are complementary to our business. We believe that our existing resources, including our revolving credit facility, together with cash expected to be generated from operations, will be sufficient to fund our cash flow requirements, including capital asset acquisitions, through the next twelve months.

We may also require additional capital in the future to fund capital expenditures, acquisitions, or other investments. These capital requirements could be substantial. We anticipate that any future expansion of our business will be financed through existing resources, cash flow from operations, our revolving credit facility, or other new financing. We cannot guarantee that it will be able to meet existing financial covenants or obtain other new financing on favorable terms, if at all.

Enactment of the "One Big Beautiful Bill Act" (OBBBA)

On July 4, 2025, President Donald Trump signed the "One Big Beautiful Bill Act" (OBBBA) into law, which is considered the enactment date under U.S. GAAP. Key corporate tax provisions include the restoration of 100% bonus depreciation, immediate expensing for domestic research and experimental expenditures, changes to Section 163(j) interest limitations, updates to GILTI and FDII rules, amendments to energy credits, and expanded Section 162(m) aggregation requirements. In accordance with ASC 740, the effects of the new tax law have been recognized in the period of enactment. The impact of OBBBA to our income tax expense is immaterial.

Critical Accounting Estimates

The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, net sales, and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates, including those listed below, on an ongoing basis. We base our estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances, including current and anticipated worldwide economic conditions, both in general and specifically in relation to the packaging and component product industries, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are described in Note 1 to the consolidated financial statements included in this Report. We do not believe that any of the significant accounting policies required significant judgment and estimates in the preparation of our consolidated financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
UFP Technologies, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 27, 2026 expressed an unqualified opinion.

Basis for opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. We determined that there are no critical audit matters.

Grant Thornton LLP

GRANT THORNTON LLP
We have served as the Company's auditor since 2005.

Boston, Massachusetts
February 27, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
UFP Technologies, Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of UFP Technologies, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2025, and our report dated February 27, 2026 expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Our audit of, and opinion on, the Company's internal control over financial reporting does not include the internal control over financial reporting of AJR Specialty Products, AJR Custom Foam, Techno Plastics Industries, Inc., and Universal Plastics & Engineering Company, Inc., wholly-owned subsidiaries, whose financial statements reflect total assets and revenues constituting 2.4 percent and 2.0 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025. As indicated in Management's Report, these subsidiaries were acquired during 2025. Management's assertion on the effectiveness of the Company's internal control over financial reporting excluded internal control over financial reporting of these subsidiaries.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Grant Thornton LLP

GRANT THORNTON LLP

Boston, Massachusetts
February 27, 2026

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

Assets		December 31,	
		2025	**2024**
Current assets:			
Cash and cash equivalents	$	20,301 $	13,450
Receivables, net		82,914	84,677
Inventories		86,856	87,536
Prepaid expenses		5,620	4,303
Refundable income taxes		5,310	4,979
Total current assets	$	201,001 $	194,945
Property, plant and equipment, net		79,109	70,564
Goodwill		197,403	189,657
Intangible assets, net		140,849	144,252
Non-qualified deferred compensation plan		7,465	6,174
Right of use assets		18,879	16,148
Equity method investment		6,927	6,808
Other assets		3,444	447
Total assets	$	655,077 $	628,995

Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable	$	24,289 $	24,269
Accrued expenses		28,796	30,410
Deferred revenue		4,240	4,667
Lease liabilities		5,037	4,226
Income taxes payable		—	223
Current portion of long-term debt		12,500	12,500
Total current liabilities	$	74,862 $	76,295
Long-term debt, less current portion		122,955	176,875
Deferred income taxes		9,211	3,296
Non-qualified deferred compensation plan		6,657	6,193
Lease liabilities		13,990	12,432
Other liabilities		3,525	11,144
Total liabilities	$	231,200 $	286,235
Commitments and contingencies (Note 17)			
Stockholders' equity:			
Preferred stock, $.01 par value, 1,000,000 shares authorized; no shares issued		-	-
Common stock, $.01 par value, 20,000,000 shares authorized; 7,742,859 and 7,713,300 shares issued and outstanding, respectively at December 31, 2025; and 7,706,344 and 7,676,785 shares issued and outstanding, respectively, at December 31, 2024		77	77
Additional paid-in capital		45,865	40,934
Retained earnings		374,814	306,501
Accumulated other comprehensive income (loss)		3,708	(4,165)
Treasury stock at cost, 29,559 shares at December 31, 2025 and 2024		(587)	(587)
Total stockholders' equity	$	423,877 $	342,760
Total liabilities and stockholders' equity	$	655,077 $	628,995

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands, except per share data)

		Years Ended December 31,				
		2025		**2024**		**2023**
Net sales	$	602,797	$	504,421	$	400,072
Cost of sales		432,387		357,728		287,847
Gross profit	$	**170,410**	$	**146,693**	$	**112,225**
Selling, general, and administrative expenses		77,439		62,218		50,889
Acquisition costs		334		2,520		-
Change in fair value of contingent consideration		261		952		3,527
Loss on disposal of property, plant and equipment		38		106		145
Operating income	$	**92,338**	$	**80,897**	$	**57,664**
Interest expense, net		9,804		8,061		3,645
Other expense (income)		21		(189)		117
Income before income tax provision	$	**82,513**	$	**73,025**	$	**53,902**
Income tax expense		14,200		14,044		8,978
Net income	$	**68,313**	$	**58,981**	$	**44,924**
Net income per common share outstanding:						
Basic	$	8.87	$	7.69	$	5.89
Diluted	$	8.75	$	7.58	$	5.83
Weighted average common shares outstanding:						
Basic		7,705		7,668		7,624
Diluted		7,804		7,785		7,701
Comprehensive Income						
Net Income	$	68,313	$	58,981	$	44,924
Other comprehensive income (loss):						
Foreign currency translation adjustment		7,873		(4,433)		878
Other comprehensive income (loss)		7,873		(4,433)		878
Comprehensive income	$	**$76,186**	$	**54,548**	$	**45,802**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2025, 2024 and 2023

(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance at December 31, 2022	**7,582**	**$ 76**	**$ 36,070**	**$ 202,596**	**$ (610)**	**30**	**$ (587)**	**$ 237,545**
Share-based compensation	55	-	4,641	-	-	-	-	4,641
Exercise of stock options	25	-	680	-	-	-	-	680
Net share settlement of RSU's	(22)	-	(2,641)	-	-	-	-	(2,641)
Issuance of Common Stock	-	-	64	-	-	-	-	64
Other comprehensive income	-	-	-	-	878	-	-	878
Net income	-	-	-	44,924	-	-	-	44,924
Balance at December 31, 2023	**7,640**	**$ 76**	**$ 38,814**	**$ 247,520**	**$ 268**	**30**	**$ (587)**	**$ 286,091**
Share-based compensation	52	1	6,841	-	-	-	-	6,842
Exercise of stock options	8	-	233	-	-	-	-	233
Net share settlement of RSU's	(23)	-	(4,954)	-	-	-	-	(4,954)
Other comprehensive loss	-	-	-	-	(4,433)	-	-	(4,433)
Net income	-	-	-	58,981	-	-	-	58,981
Balance at December 31, 2024	**7,677**	**$ 77**	**$ 40,934**	**$ 306,501**	**$ (4,165)**	**30**	**$ (587)**	**$ 342,760**
Share-based compensation	45	-	8,854	-	-	-	-	8,854
Exercise of stock options	10	-	194	-	-	-	-	194
Net share settlement of RSU's	(19)	-	(4,117)	-	-	-	-	(4,117)
Other comprehensive income		-	-	-	7,873	-	-	7,873
Net income	-	-	-	68,313	-	-	-	68,313
Balance at December 31, 2025	**7,713**	**$ 77**	**$ 45,865**	**$ 374,814**	**$ 3,708**	**30**	**$ (587)**	**$ 423,877**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

		Years Ended December 31,	
	2025	**2024**	**2023**
Cash flows from operating activities:			
Net income from consolidated operations	$ 68,313	$ 58,981	$ 44,924
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,150	14,715	11,407
Loss on sales of property, plant and equipment	38	106	145
Share-based compensation	8,854	6,842	4,641
Change in fair value of contingent consideration	261	952	3,527
Equity method investment net earnings	(119)	(89)	-
Distributions from equity method investment	-	89	-
Deferred income taxes	5,108	1,332	816
Changes in operating assets and liabilities:			
Receivables, net	5,337	1,217	(9,124)
Inventories	3,901	(4,686)	(16,565)
Prepaid expenses	(1,147)	(545)	(21)
Income taxes	(548)	(3,404)	(2,982)
Other assets	(5,996)	629	1,557
Accounts payable	(1,090)	(1,142)	1,553
Accrued expenses	(3,315)	85	(888)
Deferred revenue	(1,101)	(1,948)	1,936
Non-qualified deferred compensation plan and other liabilities	(5,741)	(6,541)	408
Net cash provided by operating activities	$ 91,905	$ 66,593	$ 41,334
Cash flows from investing activities:			
Additions to property, plant & equipment	(12,926)	(9,656)	(10,490)
Acquisition of new businesses, net of cash acquired	(14,722)	(197,477)	-
Purchase of real estate	-	(3,214)	-
Distributions from equity method investment	-	161	-
Proceeds from sale of fixed assets	51	22	2
Net cash used in investing activities	$ (27,597)	$ (210,164)	$ (10,488)
Cash flows from financing activities:			
Proceeds from advances on revolving line of credit	68,700	159,200	9,000
Payments on revolving line of credit	(110,120)	(91,700)	(28,000)
Proceeds from the issuance of long-term debt	-	125,000	-
Principal payments of long-term debt	(12,500)	(35,125)	(4,000)
Payment of contingent consideration	(250)	(188)	(5,000)
Principal payments on finance lease obligations	(63)	(73)	(63)
Proceeds from the exercise of stock options	194	233	680
Payment of statutory withholding for restricted stock units vested	(4,117)	(4,954)	(2,641)
Net cash (used in) provided by financing activities	$ (58,156)	$ 152,393	$ (30,024)
Effect of foreign currency exchange rates on cash and cash equivalents	699	(635)	(10)
Net change in cash and cash equivalents	6,851	8,187	812
Cash and cash equivalents at beginning of year	13,450	5,263	4,451
Cash and cash equivalents at end of year	$ 20,301	$ 13,450	$ 5,263

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Significant Accounting Policies

UFP Technologies, Inc. (the "Company") is a contract development and manufacturing organization that specializes in single-use and single-patient medical devices. The Company is a vital link in the medical device supply chain and a valued outsourcing partner to many of the world's top medical device manufacturers. Our single-use and single-patient devices and components are used in a wide range of medical devices and packaging for minimally invasive surgery, infection prevention, wound care, wearables, orthopedic soft goods, and orthopedic implants.

(a) Principles of Consolidation

The consolidated financial statements of the Company include the accounts and results of operations of UFP Technologies, Inc. and its wholly owned subsidiaries. For one joint venture where the Company is not the primary beneficiary, the joint venture is not consolidated and is accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consists of a single operating and reportable segment.

(b) Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including allowance for doubtful accounts, the net realizable value of inventory, the fair value of goodwill, the fair value of intangible assets, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

(c) Fair Value Measurement

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value for assets and liabilities, which are required to be recorded at fair value, the Company considers the principal or most advantageous market in which the Company would transact and the market-based risk measurement or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions, and credit risk.

(d) Fair Value of Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the Company's current incremental borrowing rate.

(e) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2025 and 2024, the Company did not have any cash equivalents.

The Company maintains its cash in bank deposit accounts that at times exceed federally insured limits. The Company periodically reviews the financial stability of institutions holding its accounts and does not believe it is exposed to any significant custodial credit risk.

At December 31, 2025 and 2024, cash held by foreign subsidiaries was approximately $9.8 million and $6.9 million, respectively.

(f) *Accounts Receivable*

The Company periodically reviews the collectability of its accounts receivable. The Company is exposed to credit losses primarily through sales of products and services. The Company's expected loss allowance methodology is developed using historical collection experience, current and future economic and market conditions, and a review of the status of customers' trade accounts receivable. The estimate of the amount of accounts receivable that may not be collected is based on the aging of the accounts receivable balances as well as the financial condition of customers. Additionally, specific allowance amounts are established to record the appropriate provision for customers that have a higher probability of default. The Company's monitoring activities include timely account reconciliation, dispute resolution, payment confirmation, consideration of customers' financial condition and macroeconomic conditions. Balances are written-off when determined to be uncollectible.

(g) *Inventories*

Inventories include material, labor, and manufacturing overhead and are valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

The Company periodically reviews the realizability of its inventory for potential excess or obsolescence. Determining the net realizable value of inventory requires management's judgment. Conditions impacting the realizability of the Company's inventory could cause actual asset write-offs to be materially different than the Company's current estimates as of December 31, 2025 and 2024.

(h) *Property, Plant, and Equipment*

Property, plant, and equipment are stated at cost and are depreciated or amortized using the straight-line method over the estimated useful lives of the assets or the related lease term, if shorter.

Estimated useful lives of property, plant, and equipment are as follows:

Leasehold improvements	Shorter of estimated useful life or remaining lease term
Buildings and improvements (years)	10 -30
Machinery and equipment (years)	7 – 10
Furniture, fixtures, computers & software (years)	3 – 7

Property, plant, and equipment amounts are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the carrying amount of an asset exceeds the estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. The amount of the impairment loss to be recorded is calculated by the excess of the asset's carrying value over its fair value. No events or changes in circumstances arose during the years ended December 31, 2025, 2024, and 2023 that required management to perform an impairment analysis.

(i) *Goodwill*

Goodwill is tested for impairment annually and will be tested for impairment between annual tests if an event occurs or circumstances change that would indicate that the carrying amount may be impaired. Impairment testing for goodwill is done at a reporting unit level. Reporting units are one level below the business segment level but can be combined when reporting units within the same segment have similar economic characteristics. An impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. The Company consists of a single reporting unit.

The Company performed a qualitative assessment ("Step 0") as of October 1, 2025 and determined that it was more likely than not that the fair value of its reporting unit exceeded its' carrying amount. As a result, the Company has not performed a "Step 1" impairment assessment.

(j) Intangible Assets

Intangible assets with a definite life are amortized on a straight-line basis, with estimated useful lives ranging from 5 to 20 years. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that their carrying values may not be recoverable. No events or changes in circumstances arose during the years ended December 31, 2025, 2024, and 2023 that required management to perform an impairment analysis.

(k) Revenue Recognition

The Company recognizes revenue when a customer obtains control of a promised good or service. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to in exchange for promised goods or services. The Company recognizes revenue in accordance with the core principles of ASC 606 which include (1) identifying the contract with a customer, (2) identifying separate performance obligations within the contract, (3) determining the transaction price, (4) allocating the transaction price to the performance obligations, and (5) recognizing revenue. The Company recognizes a significant portion of its product sales upon shipment. The Company recognizes revenue from the sale of tooling and machinery primarily when the product is effectively manufactured using tooling and machinery. If customer acceptance is stipulated within the contract, the Company recognizes revenue from the sale of tooling and machinery when the acceptance is received. The Company recognizes revenue from engineering services, which are primarily product development services, as the services are performed or as otherwise determined based on the substance of the agreement.

Standard payment terms are net 30 days unless contract terms state otherwise. When determining the transaction price of a contract, an adjustment is made if payment from a customer occurs either significantly before or after performance, resulting in a significant financing component. The Company does not assess whether a significant financing component exists if the period between when we perform our obligations under the contract and when the customer pays is one year or less. The Company accepts sales returns from customers for defective goods, such amounts being immaterial. The Company warrants that goods sold to customers will conform to agreed upon specifications and that services will be performed in a reasonable and workmanlike manner. The Company does not provide a service as part this assurance warranty and its customers do not have the opportunity to purchase a warranty separately. Accordingly, any warranty activities are not considered to be a separate performance obligation. Although only applicable to an insignificant number of transactions, the Company has elected to exclude sales taxes from the transaction price. The Company has elected to account for shipping and handling activities for which the Company is responsible under the terms and conditions of the sale not as performance obligations but rather as fulfillment costs. These activities are required to fulfill the Company's promise to transfer the goods and are expensed when revenue is recognized. Variable consideration to be included in the transaction price is estimated using either the expected value method or the most likely method based on facts and circumstances. Variable consideration is included in the transaction price if it is probable that a significant future reversal of cumulative revenue under the contract will not occur. The Company has elected to not disclose the aggregate amount of the transaction price allocated to unsatisfied performance obligations, as the Company's contracts have an original expected duration of one year or less, or revenue has been recognized at the amount for which the Company has the right to invoice for engineering services performed.

(l) Share-Based Compensation

When accounting for equity instruments exchanged for employee services, share-based compensation cost is measured at the grant date, based on the calculated fair value of the award, and is recognized as an expense over the employee's requisite service period (generally the vesting period of the equity grant). Forfeitures are adjusted as they occur.

(m) Shipping and Handling Costs

Costs incurred related to shipping and handling are included in cost of sales. Amounts charged to customers pertaining to these costs are included in net sales.

(n) Income Taxes

The Company's income taxes are accounted for under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax expense or benefit results from the net change during the year in deferred tax assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company evaluates the need for a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. The Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. Should the Company determine that it would not likely be able to realize all or part of its deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense.

(o) Segments and Related Information
The Company follows the provisions of Accounting Standards Codification (ASC) 280, Segment Reporting, which establish standards for the way public business enterprises report information and operating segments in annual financial statements (see Note 20).

(p) Treasury Stock
The Company accounts for treasury stock under the cost method, using the first-in, first out cost flow assumption, and includes treasury stock as a component of stockholders' equity. The Company did not repurchase any shares of common stock during the years ended December 31, 2025, 2024, and 2023.

(q) Research and Development
On a routine basis, the Company incurs costs related to research and development activity. These costs are expensed as incurred and are largely included in cost of sales in the Consolidated Statements of Comprehensive Income. Approximately $8.6 million, $10.4 million, and $7.2 million were expensed in the years ended December 31, 2025, 2024 and 2023, respectively.

(r) Foreign Currency Translation
The Company has foreign operations in the Dominican Republic, Ireland, Costa Rica, and Mexico, which expose the Company to foreign currency exchange rate fluctuations due to transactions denominated in Dominican pesos, Euros, Costa Rican colones, and Mexican pesos. The Company translates all assets and liabilities of its foreign subsidiaries, where the U.S. dollar is not the functional currency, at the period-end exchange rate and translates income and expenses at the average exchange rates in effect during the period. The net effect of this translation is recorded in the consolidated financial statements as a component of Accumulated Other Comprehensive Income (Loss) (AOCI).

(s) Recent Accounting Pronouncements
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740)-Improvements to Income Tax Disclosures. The ASU requires additional quantitative and qualitative income tax disclosures to allow readers of the consolidated financial statements to assess how the Company's operations, related tax risks and tax planning affect its tax rate and prospects for future cash flows. For public business entities, the ASU is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 retrospectively beginning with its annual reporting period ending December 31, 2025. The adoption does not have a material impact on the Company's financial statements. The required disclosures are included in Note 12, "Income Tax".

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The ASU is intended to improve disclosures about a public business entity's expenses and provide more detailed information to investors about the types of expenses in commonly presented expense captions. The ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its consolidated financial statements and related disclosures.

(2) Acquisitions

Techno Plastics Industries

On July 7, 2025, the Company purchased 100% of the outstanding membership interests of Techno Plastics Industries, Inc. ("TPI") pursuant to a Securities Purchase Agreement, for an aggregate purchase price of $4.5 million in cash. The purchase price was subject to adjustment based upon TPI's estimated working capital at closing. Subsequent purchase accounting opening balance sheet adjustments resulted in a decrease to the purchase price of approximately $0.2 million. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Securities Purchase Agreement contains representations, warranties, and covenants customary for transactions of this type. As part of the Securities Purchase Agreement, the Sellers as well as certain restricted parties have agreed not to compete with the Company for a period of five years.

TPI, based in Anasco, Puerto Rico, is a specialty manufacturer of precision thermoplastic injection-molded components.

The following table summarizes the allocation of the total purchase price of approximately $4.3 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's preliminary estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 2,281
Accounts Receivable	1,448
Inventories	1,306
Prepaid expenses	135
PP&E	2,422
Goodwill	1,145
Intangible assets	575
Other assets	18
Total assets acquired	**$ 9,330**
Accounts payable	(429)
Accrued expenses	(1,203)
Deferred revenue	(661)
Deferred income taxes	(461)
Total liabilities assumed	**$ (2,754)**
Total assets acquired, net of liabilities assumed	**$ 6,576**
Less: cash acquired	(2,281)
Purchase price, net of cash acquired	**$ 4,295**

Acquisition costs associated with the transaction of approximately $0.2 million were charged to expense during the year ended December 31, 2025. These costs were primarily for legal services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

The amount of revenue and pre-tax income of TPI recognized since the acquisition date, which is included in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2025, was approximately $5.9 million and $0.6 million, respectively.

None of the goodwill related to the TPI acquisition is expected to be deductible for tax purposes. Goodwill is primarily attributable to the workforce of TPI and the synergies that have been and are expected to further be realized post-acquisition.

Universal Plastics & Engineering Company

On July 2, 2025, the Company purchased 100% of the outstanding membership interests of Universal Plastics & Engineering Company, Inc. ("UNIPEC") pursuant to a Securities Purchase Agreement, for an aggregate purchase price of $7.5 million in cash. The purchase price was subject to adjustment based upon UNIPEC's estimated working capital at closing. Subsequent purchase accounting opening balance sheet adjustments resulted in an increase to the purchase price of approximately $0.1 million. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Securities Purchase Agreement contains representations, warranties, and covenants customary for transactions of this type. As part of the Securities Purchase Agreement, the Sellers as well as certain restricted parties have agreed not to compete with the Company for a period of seven years.

UNIPEC, headquartered in Rockville, Maryland, develops and manufactures precision thermoformed and heat-sealed polymer components used primarily for shielding batteries in Class III implantable medical devices.

The following table summarizes the allocation of the total purchase price of approximately $7.6 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's preliminary estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 194
Accounts Receivable	676
Inventories	284
PP&E	432
Goodwill	3,163
Intangible assets	3,175
Total assets acquired	**$ 7,924**
Accounts payable	(4)
Accrued expenses	(106)
Total liabilities assumed	**$ (110)**
Total assets acquired, net of liabilities assumed	**$ 7,814**
Less: cash acquired	(194)
Purchase price, net of cash acquired	**$ 7,620**

Acquisition costs associated with the transaction of approximately $0.1 million were charged to expense during the year ended December 31, 2025. These costs were primarily for legal services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

The amount of revenue and pre-tax income of UNIPEC recognized since the acquisition date, which is included in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2025, was approximately $2.1 million and $0.8 million, respectively.

100% of the goodwill related to the UNIPEC acquisition is expected to be deductible for tax purposes. The goodwill is primarily attributable to the workforce of UNIPEC and the synergies that have been and are expected to further be realized post-acquisition.

AJR Specialty Products and AJR Custom Foam Products

On April 25, 2025, the Company purchased 100% of the outstanding membership interests of AJR Specialty Products, LLC, ("AJR Specialty") and AJR Custom Foam Products, LLC, ("AJR Custom Foam") pursuant to a Securities Purchase Agreement, for an aggregate purchase price of $2.8 million in cash. The purchase price was subject to adjustment based upon AJR Specialty and AJR Custom Foam's estimated working capital at closing. A portion of the purchase price is being held in escrow to indemnify the Company against certain claims, losses, and liabilities. The Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type. As part of the Securities Purchase Agreement, the Sellers as well as certain restricted parties have agreed not to compete with the Company for a period of seven years.

AJR Specialty and AJR Custom Foam, are both headquartered in St. Charles, IL. AJR Specialty and AJR Custom Foam provide additional capacity in the growing single-use safe patient handling space, as well as additional expertise in specialty fabrics and foam fabrication.

Acquisition costs associated with the transaction of approximately $0.1 million were charged to expense during the year ended December 31, 2025. These costs were primarily for legal services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

As the revenues, earnings, balance sheet, and pro forma effects of the AJR Specialty and AJR Custom Foam acquisitions are not, and would not have been, material to the results of operations or financial position of the Company, the Company has elected to not disclose substantially all required disclosures of Accounting Standards Codification 805, Business Combinations, for this acquisition.

Marble Medical

On June 24, 2024, the Company purchased 100% of the outstanding shares of common stock of Marble Medical, Inc., ("Marble") pursuant to a Stock Purchase Agreement and related agreements, for an aggregate purchase price of $4.5 million in cash, plus up to an additional $0.5 million based upon the achievement of sales targets of Marble for each of the 12-month periods ended December 31, 2024, and 2025. As of the opening balance sheet, the contingent consideration had a fair value of approximately $0.4 million. The purchase price was subject to an adjustment based upon Marble's estimated working capital at closing, which resulted in an increase of approximately $0.1 million. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Stock Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1988 and headquartered in Tallahassee, FL, Marble develops and manufactures adhesive based medical components and single-use devices. The purchase price includes certain real estate, which encompasses Marble's manufacturing, warehouse and office facilities. Marble enhances the Company's adhesives expertise as well as precision die cutting capabilities.

The following table summarizes the allocation of the total purchase price of approximately $5.0 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 815
Accounts receivable	872
Inventory	494
Other current assets	24
Property, plant, and equipment	1,018
Customer lists	250
Intellectual property	300
Non-compete agreement	50
Goodwill	2,559
Total assets acquired	**$ 6,382**
Accounts payable	(41)
Accrued expenses	(519)
Total liabilities assumed	**$ (560)**
Total assets acquired, net of liabilities assumed	**$ 5,822**
Less: cash acquired	(815)
Purchase price, net of cash acquired	**$ 5,007**

Acquisition costs associated with the transaction of approximately $0.1 million were charged to expense during the year ended December 31, 2024. These costs were primarily for legal services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

The amount of revenue and pre-tax income of Marble recognized since the acquisition date, which is included in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2024, was approximately $3.6 million and $0.6 million, respectively.

100% of the goodwill related to the Marble acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of Marble and the synergies that have been and are expected to further be realized post-acquisition.

AJR Enterprises
On July 1, 2024, the Company purchased 100% of the issued and outstanding membership interests of AJR Enterprises, LLC, ("AJR") pursuant to a Securities Purchase Agreement and related agreements, for an aggregate purchase price of $110 million in cash. The purchase price was subject to an adjustment based upon AJR's estimated working capital at closing, a final working capital adjustment, and a reduction for certain AJR liabilities funded by the sellers, which together resulted in an increase to the purchase price of approximately $0.7 million. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Securities Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1997 and headquartered in St. Charles, IL, with an additional manufacturing plant in Santiago, Dominican Republic, AJR develops and manufactures single-use patient handling systems. Patient surfaces and transfer devices are a growing market due in part to government guidelines and legislation around safe patient handling. AJR's 'cut and sew' manufacturing capabilities and specialty fabrics expertise supplement the Company's thermoplastic joining expertise, allowing the Company to offer a comprehensive suite of development, commercialization, and manufacturing services for this market.

The following table summarizes the allocation of the total purchase price of approximately $110.7 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 3,000
Accounts receivable	17,138
Inventory	9,229
Other current assets	210
Property, plant, and equipment	1,127
Customer lists	46,667
Intellectual property	8,245
Non-compete agreement	661
Lease right of use assets	2,129
Goodwill	35,650
Total assets acquired	**$ 124,056**
Accounts payable	(1,103)
Accrued expenses	(7,092)
Lease liabilities	(2,129)
Total liabilities assumed	**$ (10,324)**
Total assets acquired, net of liabilities assumed	**$ 113,732**
Less: cash acquired	(3,000)
Purchase price, net of cash acquired	**$ 110,732**

Acquisition costs associated with the transaction of approximately $0.6 million were charged to expense during the year ended December 31, 2024. These costs were primarily for legal, due diligence, and valuation services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

The amount of revenue and pre-tax income of AJR recognized since the acquisition date, which is included in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2024, was approximately $53.8 million and $12.0 million, respectively.

100% of the goodwill related to the AJR acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of AJR and the significant synergies that have been and are expected to further be realized post-acquisition.

Welch Fluorocarbon
On July 15, 2024, the Company purchased 100% of the outstanding shares of common stock of Welch Fluorocarbon, Inc., ("Welch") pursuant to a Stock Purchase Agreement and related agreements, for an aggregate purchase price of $34.6 million in cash, plus up to an additional $6.0 million based upon the achievement of certain EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) targets of Welch for each of the 12-month periods ended 2024, 2025, and 2026. The contingent consideration had a fair value of approximately $0.8 million as of the opening balance sheet. The contingent consideration has no fair value as of December 31, 2025, as Welch did not achieve the EBITDA targets for the years ended December 31, 2024, and 2025. The Company has also determined that it is not probable that Welch will achieve the EBITDA targets for the year ended December 31, 2026. The purchase price was subject to an adjustment based upon Welch's working capital at closing, the assumption by the sellers of certain liabilities and a final working capital adjustment which together resulted in a decrease in the purchase price of approximately $0.2 million. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Stock Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 1985 and headquartered in Dover, NH, Welch develops and manufactures thermoformed, and heat sealed implantable medical device components utilizing thin, high-performance films. Welch provides thin film thermoforming capabilities and expertise in developing and manufacturing components for implantable medical devices.

Also on July 15, 2024, pursuant to separate purchase and sale agreements (with separate legal parties), the Company purchased certain real estate in Dover, NH, which encompasses a majority of Welch's manufacturing, warehousing and office facilities for an aggregate purchase of approximately $3.2 million.

The following table summarizes the allocation of the total purchase price of approximately $35.2 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 3,817
Accounts receivable	1,506
Inventory	1,969
Other current assets	115
Property, plant, and equipment	824
Customer lists	4,209
Intellectual property	9,707
Non-compete agreement	186
Lease right of use assets	166
Goodwill	17,135
Total assets acquired	**$ 39,634**
Accounts payable	(215)
Accrued expenses	(215)
Lease liabilities	(166)
Total liabilities assumed	**$ (596)**
Total assets acquired, net of liabilities assumed	**$ 39,038**
Less: cash acquired	(3,817)
Net assets acquired, net of cash acquired	**$ 35,221**

Acquisition costs associated with the transaction of approximately $0.3 million were charged to expense during the year ended December 31, 2024. These costs were primarily for legal and valuation services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

The amount of revenue and pre-tax income of Welch recognized since the acquisition date, which is included in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2024, was approximately $6.9 million and $0.4 million, respectively.

100% of the goodwill related to the Welch acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of Welch and the synergies that have been and are expected to further be realized post-acquisition.

AQF

On August 23, 2024, the Company purchased 100% of the issued and outstanding membership interests of the parent holding companies of AQF Limited, operating as AQF Medical, ("AQF") pursuant to a Share Purchase Agreement and related agreements, for an aggregate purchase price of €43 million in cash (total purchase price in U.S. Dollars amounted to approximately $48.0 million). The purchase price was subject to an adjustment based upon AQF's working capital at closing, the assumption by the sellers of certain liabilities and a final working capital adjustment, which resulted in a net decrease of approximately $0.3 million. A portion of the purchase price is being held by the Company to indemnify the Company against certain claims, losses, and liabilities. The Share Purchase Agreement contains customary representations, warranties, and covenants customary for transactions of this type.

Founded in 2005 and headquartered in Navan, Ireland with additional joint venture operations in Singapore, AQF develops and manufactures custom-engineered foam and thermoplastic components used in a wide range of medical devices and packaging. AQF enhances the Company's expertise in converting specialty foams and films, and provides an expanded European manufacturing presence, and an Asian market presence in Singapore.

The following table summarizes the allocation of the total purchase price of approximately $47.7 million, net of cash acquired, to the acquisition date fair value of the assets acquired and liabilities assumed based on management's estimates of fair value (in thousands):

	Purchase Price Allocation
Cash	$ 3,381
Accounts receivable	2,237
Inventory	1,150
Other current assets	204
Property, plant, and equipment	976
Customer lists	14,206
Intellectual property	2,760
Non-compete agreement	333
Tradename	690
Lease right of use assets	1,723
Equity Method Investment	6,969
Goodwill	22,925
Total assets acquired	**$ 57,554**
Accounts payable	(1,890)
Accrued expenses	(535)
Deferred taxes	(2,322)
Lease liabilities	(1,723)
Total liabilities assumed	**$ (6,470)**
Total assets acquired, net of liabilities assumed	**$ 51,084**
Less: cash acquired	(3,381)
Purchase price, net of cash acquired	**$ 47,703**

Acquisition costs associated with the transaction of approximately $1.5 million were charged to expense during the year ended December 31, 2024. These costs were primarily for legal, due diligence, and valuation services, which are included within "Acquisition costs" on the face of the Consolidated Statements of Comprehensive Income.

The amount of revenue and pre-tax income of AQF recognized since the acquisition date, which is included in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2024, was approximately $6.0 million and $1.0 million, respectively.

None of the goodwill related to the AQF acquisition is expected to be deductible for tax purposes. The goodwill is attributable to the workforce of AQF and the significant synergies expected to arise after the acquisition.

Pro-forma statements

The following table contains an unaudited pro forma consolidated statement of comprehensive income for the years ended December 31, 2025, 2024, and 2023, as if the collective acquisitions of TPI and UNIPEC had occurred on January 1, 2024 and as if the collective acquisitions of Marble, AJR, Welch, and AQF had occurred on January 1, 2023 (in thousands):

	Years Ended December 31,		
	2025	**2024**	**2023**
	(Unaudited)	(Unaudited)	(Unaudited)
Sales	$ 610,536	$ 588,084	$ 505,840
Operating Income	$ 94,076	$ 92,881	$ 67,966
Net Income	$ 69,608	$ 64,260	$ 45,151
Earnings per share:			
Basic	$ 9.03	$ 8.38	$ 5.92
Diluted	$ 8.92	$ 8.25	$ 5.86

The above unaudited pro forma information is presented for illustrative purposes only and may not be indicative of the results of operations that would have occurred had all of the 2024 and 2025 acquisitions occurred as presented. In addition, future results may vary significantly from the results reflected in such pro forma information. Pro-forma adjustments include depreciation adjustments on fixed asset step up/down; inventory step-up; amortization of intangibles; and estimated interest expense.

(3) Equity Method Investment

On August 23, 2024, in conjunction with the acquisition of AQF, the Company became 50% owners of the equity interest in AQF Asia PTE Ltd., located in Singapore ("AQF Asia"). While the Company owns 50% of the equity interest of AQF Asia and does have significant influence over the entity, the Company has concluded that it does not have control of AQF Asia due to certain veto rights held by the other joint venture partner with regard to management decision making.

As a result, the Company accounts for its ownership interest in AQF Asia following the equity method of accounting, in accordance with ASC 323, Investments —Equity Method and Joint Ventures. Under this method, the carrying cost is initially recorded at fair value and then increased or decreased by recording its percentage of gain or loss in the consolidated statement of comprehensive income and a corresponding change to the carrying value of the asset. The initial fair value of this equity method investment as of August 2024 was approximately $7.0 million. The following table provides a roll-forward of the equity method investment for the years ended December 31, 2025 and 2024:

	Years Ended December 31,	
	2025	**2024**
Equity Method Investment - beginning of period	$ 6,808	$ -
Acquired in AQF Medical acquisition	-	6,969
Dividend distribution	-	(250)
50% share of AQF Asia net income	239	129
Amortization of basis differences	(120)	(40)
Equity Method Investment - end of period	**$ 6,927**	**$ 6,808**

(4) Revenue Recognition

Disaggregated Revenue

The following table presents the Company's revenue disaggregated by the major types of goods and services sold to our customers (in thousands) (See Note 20 for further information regarding net sales by market):

	Years Ended December 31,		
	2025	2024	2023
Net sales of:			
Products	$ 591,355	$ 491,382	$ 391,460
Tooling and Machinery	4,501	8,320	3,468
Engineering services	6,941	4,719	5,144
Total net sales	**$ 602,797**	**$ 504,421**	**$ 400,072**

Contract balances

The timing of revenue recognition may differ from the timing of invoicing to customers. When invoicing occurs prior to revenue recognition, the Company has deferred revenue (contract liabilities) included within "deferred revenue" on the consolidated balance sheet. The following table presents opening and closing balances of contract liabilities for the years ended December 31, 2025, and 2024 (in thousands):

	Contract Liabilities	
	Years Ended December 31,	
	2025	2024
Deferred revenue - beginning of period	$ 4,667	$ 6,616
Acquired in business combinations	661	8
Increases due to consideration received from customers	6,796	4,439
Revenue recognized	(7,884)	(6,396)
Deferred revenue - end of period	**$ 4,240**	**$ 4,667**

Revenue recognized during the years ended December 31, 2025 and 2024 from amounts included in deferred revenue at the beginning of the period was approximately $2.7 million and $4.6 million, respectively.

When invoicing occurs after revenue recognition, the Company has unbilled receivables (contract assets) included within "receivables" on the consolidated balance sheet. The following table presents opening and closing balances of contract assets for the years ended December 31, 2025 and 2024 (in thousands):

	Contract Assets	
	Years Ended December 31,	
	2025	2024
Unbilled Receivables - beginning of period	$ 192	$ 114
Increases due to revenue recognized, not invoiced to customers	4,149	2,135
Decreases due to customer invoicing	(3,950)	(2.057)
Unbilled Receivables - end of period	**$ 391**	**$ 192**

(5) Supplemental Cash Flow Information

		Years Ended December 31,				
		2025		**2024**		**2023**
		(in thousands)				
Cash paid for:						
Interest	$	**9,855**	$	**7,893**	$	**3,537**
Income taxes, net of refunds:						
Federal	$	2,780	$	10,089	$	8,660
State:						
CA		251		-		-
IL		393		762		-
MA		-		657		-
MN		255		-		-
IA		(408)		-		-
Other States		287		1,321		1,908
Total income taxes, net of refunds	$	**3,558**	$	**12,829**	$	**10,568**
Non-cash investing and financing activities:						
Capital additions accrued but not yet paid	$	248	$	130		$536
Acquisition date contingent consideration		-		1,191		-

(6) Receivables and Allowance for Credit Losses

Receivables consist of the following (in thousands):

		December 31,				
		2025		**2024**		**2023**
Accounts receivable–trade	$	83,809	$	85,562	$	65,176
Less allowance for credit losses		(895)		(885)		(727)
Receivables, net	$	**82,914**	$	**84,677**	$	**64,449**

The following table provides a roll-forward of the allowance for credit losses that is deducted from accounts receivable to present the net amount expected to be collected for the years ended December 31, 2025 and 2024 (in thousands):

		Allowance for Credit Losses		
		Year Ended December 31,		
		2025		**2024**
Allowance - beginning of period	$	885	$	727
Provision for expected credit losses		31		213
Amounts written off against the allowance, net of recoveries		(23)		(55)
Recoveries		2		-
Allowance - end of period	$	**895**	$	**885**

(7) Inventories

Inventories consist of the following (in thousands):

	December 31,	
	2025	**2024**
Raw materials	$ 68,075	$ 65,511
Work in process	3,903	5,966
Finished goods	14,878	16,059
Total Inventory	**$ 86,856**	**$ 87,536**

(8) Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	2025	**2024**
Opening balance	$ 189,657	$ 113,263
Acquisitions	4,308	78,252
Measurement period adjustments	17	-
Foreign currency translation	3,421	(1,858)
Ending balance	**$ 197,403**	**$ 189,657**

The carrying values of the Company's definite-lived intangible assets as of December 31, 2025 and 2024 are as follows (in thousands):

December 31, 2025	**Customer List**	**Intellectual Property**	**Tradename & Brand**	**Non-Compete**	**Total**
Weighted-average amortization period (years)	20	12.3	13.3	8.3	
Gross amount	$ 134,374	$ 28,811	$ 1,094	$ 6,944	$ 171,223
Accumulated amortization	(22,327)	(4,775)	(353)	(2,919)	(30,374)
Net balance	**$ 112,047**	**$ 24,036**	**$ 741**	**$ 4,025**	**$ 140,849**

December 31, 2024	**Customer List**	**Intellectual Property**	**Tradename & Brand**	**Non-Compete**	**Total**
Weighted-average amortization period (years)	20	12.3	13.2	8.8	
Gross amount	$ 129,527	$ 27,482	$ 1,013	$ 6,699	$ 164,721
Accumulated amortization	(15,655)	(2,401)	(268)	(2,145)	(20,469)
Net balance	**$ 113,872**	**$ 25,081**	**$ 745**	**$ 4,554**	**$ 144,252**

Amortization expense related to intangible assets was approximately $9.8 million, $6.7 million, and $4.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. The estimated remaining amortization expense as of December 31, 2025 is as follows (in thousands):

2026	$	9,928
2027		9,872
2028		9,824
2029		9,793
2030		9,739
Thereafter		91,693
Total	$	**140,849**

(9) Property, Plant and Equipment

Property, plant, and equipment consist of the following (in thousands):

	December 31,			
		2025		**2024**
Land and improvements	$	5,900	$	5,759
Buildings and improvements		38,602		37,895
Leasehold improvements		12,642		11,216
Machinery & equipment		74,005		65,244
Furniture, fixtures, computers & software		10,361		8,314
Construction in progress		10,941		6,506
Property, plant and equipment	$	**152,451**	$	**134,934**
Accumulated depreciation		(73,342)		(64,370)
Net property, plant and equipment	$	**79,109**	$	**70,564**

Depreciation expense of Property, Plant and Equipment for the years ended December 31, 2025, 2024, and 2023 was approximately $9.4 million, $8.0 million, and $7.0 million, respectively.

(10) Debt

On June 27, 2024, the Company, as the borrower, entered into a secured $275 million Amended and Restated Credit Agreement (the "Third Amended and Restated Credit Agreement") with certain of the Company's subsidiaries (the "Subsidiary Guarantors") and Bank of America, N.A., in its capacity as the initial lender, Administrative Agent, Swingline Lender and L/C Issuer, and certain other lenders from time-to-time party thereto.

The credit facilities under the Third Amended and Restated Credit Agreement consist of a secured term loan to the Company of $125 million and a secured revolving credit facility, under which the Company may borrow up to $150 million. The Third Amended and Restated Credit Facilities mature on June 27, 2029. This maturity date is subject to acceleration, and the Company could be subject to additional fees and expenses in certain circumstances should one or more events of default described in the Third Amended and Restated Credit Agreement occur. The secured term loan requires quarterly principal payments of $3,125,000 that commenced on December 31, 2024. The proceeds of the Third Amended and Restated Credit Agreement may be used for general corporate purposes, including funding certain acquisitions (see Note 2 for more information regarding this acquisition), as well as certain other permitted acquisitions. The Company's obligations under the Third Amended and Restated Credit Agreement are guaranteed by Subsidiary Guarantors and secured by substantially all assets of the Company.

The Third Amended and Restated Credit Facilities call for interest at Secured Overnight Financing Rate ("SOFR") plus a margin that ranges from 1.25% to 2.25% or, at the discretion of the Company, the bank's prime rate plus a margin that ranges from .25% to 1.25%. In both cases the applicable margin is dependent upon Company performance. Under the Third Amended and Restated Credit Agreement, the Company is subject to a minimum fixed-charge coverage financial covenant as well as a maximum total funded debt to EBITDA financial covenant. The Third Amended and Restated Credit Agreement contains other covenants customary for transactions of this type, including restrictions on certain payments, permitted indebtedness and permitted investments.

At December 31, 2025, the Company had approximately $135.5 million in outstanding borrowings under the Third Amended and Restated Credit Agreement and also had approximately $0.7 million in standby letters of credit outstanding, drawable as a financial guarantee on worker's compensation insurance policies. At December 31, 2025, the weighted average interest rate was approximately 5.1% and the Company was in compliance with all covenants under the Third Amended and Restated Credit Agreement.

Long-term debt consists of the following (in thousands):

	December 31,	
	2025	**2024**
Revolving credit facility	$ 26,080	$ 67,500
Term loan	109,375	121,875
Total long-term debt	135,455	189,375
Current portion	(12,500)	(12,500)
Long-term debt, excluding current portion	**$ 122,955**	**$ 176,875**

Future maturities of long-term debt at December 31, 2025 are as follows (in thousands):

	Term Loan	**Revolving credit facility**	**Total**
2026	$ 12,500	$ -	$ 12,500
2027	12,500	-	12,500
2028	12,500	-	12,500
2029	71,875	26,080	97,955
	$ 109,375	$ 26,080	$ 135,455

(11) Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,			
		2025		2024
Compensation	$	11,714	$	11,290
Current portion of contingent consideration		5,250		5,250
Current portion of present value of non-competition payments		1,797		1,933
Temporary labor accrual		1,685		-
Accrued rebates		1,606		4,260
Other		6,744		7,677
	$	28,796	$	30,410

(12)   Income Tax

The Company's domestic and foreign net income before provision for income taxes for the years ended December 31, 2025, 2024, and 2023 consists of the following (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Domestic	$	31,495	$	30,266	$	26,545
Foreign		51,018		42,759		27,357
Total	$	82,513	$	73,025	$	53,902

The Company's income tax provision for the years ended December 31, 2025, 2024, and 2023 consists of the following (in thousands):

	Years Ended December 31,					
		2025		2024		2023
Current						
Federal	$	3,347	$	6,841	$	6,099
State		402		2,471		1,784
Foreign		5,328		3,449		272
Total Current	$	9,077	$	12,761	$	8,155
Deferred						
Federal		4,536		1,044		841
State		852		230		2
Foreign		(265)		9		(20)
Total Deferred	$	5,123	$	1,283	$	823
Total income tax provision	$	14,200	$	14,044	$	8,978

The approximate tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are as follows (in thousands):

| | December 31, | | | |
	2025		2024	
Deferred tax assets:				
Accruals	$	846	$	753
Tax credits		499		183
Compensation programs		2,167		2,202
Equity-based compensation		1,024		928
Lease liability		5,040		4,306
Intangible assets		434		2,558
Deferred revenue		627		705
Other		21		12
Gross deferred tax assets	$	**10,658**	$	**11,647**
Valuation allowance		**-**		**-**
Net deferred tax assets	$	**10,658**	$	**11,647**
Deferred tax liabilities:				
Excess of book over tax basis of fixed assets	$	(3,115)	$	(2,846)
Goodwill		(7,643)		(4,975)
Right of use asset		(4,887)		(4,175)
Intangible assets		(3,703)		(2,882)
Tax on unremitted foreign earnings		(406)		-
Inventory capitalization		(115)		(65)
Total deferred tax liabilities	$	**(19,869)**	$	**(14,943)**
Net long-term deferred tax liabilities	$	**($9,211)**	$	**(3,296)**

The amounts recorded as deferred tax assets as of December 31, 2025 and 2024 represent the amount of tax benefits of existing deductible temporary differences that are more likely than not to be realized through the generation of sufficient future taxable income. The Company had gross deferred tax assets of approximately $10.7 million on December 31, 2025, which it believes are more likely than not to be realized. Management reviews the recoverability of deferred tax assets during each reporting period.

The actual tax provision for the years presented differs from that derived from using a U.S federal statutory rate of 21% to income before income tax expense as follows (dollars in thousands):

	Years Ended December 31,					
	2025		2024		2023	
U.S. federal statutory rate	$ 17,328	21.0%	$ 15,335	21.0%	$ 11,321	21.0%
Increase (decrease) in income taxes resulting from:						
State and local income tax, net of federal income tax effect	1,897	2.3	2,104	2.9	1,304	2.4
Foreign Tax Effects:						
Dominican Republic:						
Statutory tax rate difference	2,494	3.0	2,417	3.3	1,038	1.9
Withholding taxes	4,611	5.6	2,789	3.8	322	0.6
Free trade zone impact	(11,223)	(13.5)	(10,265)	(14.0)	(6,609)	(12.2)
Other items	-	-	-	-	-	-
Other foreign jurisdictions	(1,532)	(1.9)	(463)	(0.6)	(246)	(0.5)
Effect of cross border transactions:						
Global Intangible low-taxed income	693	0.8	617	0.7	2,124	4.0
Foreign-derived intangible income	(120)	(0.1)	37	0.1	(1,522)	(2.8)
Nontaxable or Nondeductible Items:						
Stock Compensation	(915)	(1.1)	(1,291)	(1.8)	(1,041)	(1.9)
162m Limitations	1,685	2.0	1,957	2.7	1,043	1.9
Tax credits	-	-	-	-	264	0.5
Other	(718)	(0.9)	650	0.9	310	0.6
Change in uncertain tax positions	-	-	157	0.2	670	1.2
Change in valuation allowance	-	-	-	-	-	-
Effective tax rate	**$ 14,200**	**17.2%**	**$ 14,044**	**19.2%**	**$ 8,978**	**16.7%**

The state and local tax jurisdictions that make up the majority of the effect of the state and local income tax line item in 2025 are Illinois and Massachusetts. The state and local tax jurisdictions that make up the majority of the effect of the state and local income tax line item in 2024 are Massachusetts, California, and Texas. The state and local tax jurisdictions that make up the majority of the effect of the state and local income tax line item in 2023 are Massachusetts, California, and Michigan.

The Company's foreign subsidiary earnings are subject to current U.S. taxation under the Tax Cuts and Jobs Act of 2017, which also repealed U.S. taxation on the subsequent repatriation of those earnings. The Company intends to repatriate substantially all of its future foreign subsidiary earnings. The repatriation of earnings outside of the U.S. generally does not represent a material net tax impact to the Company. The withholding taxes associated with the Company's earnings in the Dominican Republic are creditable against the Company US tax liability and therefore do not produce any material incremental tax consequences. The earnings of the Company's other foreign subsidiaries, and therefore the withholding taxes associated with those earnings, are not material for the year ended December 31, 2025.

The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as well as in Ireland, Puerto Rico, and Costa Rica. It currently does not have a local filing obligation with respect to its subsidiaries in the Dominican Republic. The Company has been audited by the following states: income tax returns filed in Michigan through 2004, income tax returns filed in Massachusetts through 2021, income tax returns filed in Florida through 2019, income tax returns filed in New Jersey through 2012, income tax returns in Colorado through 2017, income tax returns in Iowa through 2019, and income tax returns in Illinois through 2021. The Company has been audited by the Internal Revenue Service for income tax returns filed from 2019 through 2021. Federal and state tax returns for the years 2022 through 2024 remain open to examination by the IRS and various state jurisdictions. The Company's non-US tax returns in Ireland, Puerto Rico, and Costa Rica remain open for the years 2021 through 2024.

The Company applies the accounting guidance in ASC 740 to accounting for uncertainty in income taxes. The Company's reserves related to taxes are based on determination of whether, and how much of, a tax benefit taken by the Company in its tax filings or positions, is more likely than not to be realized following resolution of any potential contingencies present related to the tax benefit. The following is a roll forward of the Company's unrecognized tax benefits ("UTB") (in thousands):

| | December 31, | |
	2025	2024
Gross UTB balance at beginning of fiscal year	$ -	$ 670
Gross increases - tax positions of prior years	-	106
Settlement of tax positions	-	(776)
Gross UTB balance at end of fiscal year	$ -	$ -

As of December 31, 2025, the Company had recorded zero unrecognized tax benefits. For the year ended December 31, 2024, the Company recorded zero unrecognized tax benefits. The Company closed audits with the IRS and the state of Massachusetts during the year ended December 31, 2024 and reduced previously recorded uncertain tax benefits to zero as a result of closing those audits.

(13) Net Income Per Share

Basic income per share is based on the weighted average number of shares of common stock outstanding. Diluted income per share is based upon the weighted average number of common shares outstanding and dilutive common stock equivalent shares outstanding during each period.

The weighted average number of shares used to compute basic and diluted net income per share consisted of the following (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Basic weighted average common shares outstanding during the year	7,705	7,668	7,624
Weighted average common equivalent shares due to stock options and restricted stock units	99	117	77
Diluted weighted average common shares outstanding during the year	7,804	7,785	7,701

The computation of diluted earnings per share excludes the effect of the potential exercise of stock awards, including stock options, when the average market price of the common stock is lower than the exercise price of the related stock options during the period. These outstanding stock options are not included in the computation of diluted income per share because the effect would be antidilutive.

For the years ended December 31, 2025, 2024, and 2023, the number of stock awards excluded from the computation were 2,958, 2,958, and 4,218, respectively.
.

(14) Share-Based Compensation

The Company issues share-based awards through several plans that are described in detail below.

Incentive Plan

In June 2003, the Company formally adopted the 2003 Incentive Plan (the "Plan"). As amended and restated to date, the Plan is intended to benefit the Company by offering equity-based and other incentives to certain of the Company's executives and employees who are in a position to contribute to the long-term success and growth of the Company, thereby encouraging the continuance of their involvement with the Company and/or its subsidiaries.

Two types of equity awards may be granted to participants under the Plan: restricted shares and other stock awards. Restricted shares are shares of common stock awarded subject to restrictions and to possible forfeiture upon the occurrence of specified events. Other stock awards are awards that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on or related to, shares of common stock. Such awards may include Restricted Stock Unit Awards ("RSUs"), incentive and non-qualified stock options, performance shares, or stock appreciation rights. The Company determines the form, terms, and conditions, if any, of any awards made under the Plan.

Through December 31, 2025, 1,408,674 shares of common stock were issued under the Plan, none of which have been restricted. These shares of common stock include the vesting of RSUs, stock options exercised, and shares of common stock granted under the Plan. For year the year ended December 31, 2025, 856 shares of common stock were granted under the Plan. For year the year ended December 31, 2025, 49,305 RSUs were granted under the Plan. At December 31, 2025, 75,851 RSUs are outstanding under the Plan. For year the year ended December 31, 2025, no stock options were granted under the Plan. At December 31, 2025, 7,935 stock options are outstanding under the Plan. At December 31, 2025, 671,821 shares, RSUs, or stock options are available for future issuance under the Plan.

Director Plan

Effective July 15, 1998, the Company adopted the 1998 Director Plan, which was amended and renamed on June 3, 2009 as the 2009 Non-Employee Director Stock Incentive Plan (the "Director Plan"). The Director Plan was amended on March 7, 2013, to (i) prohibit the repricing of stock options or other equity awards without the consent of the Company's shareholders, and (ii) prohibit the Company from buying out underwater stock options. The Director Plan was amended on June 8, 2022, to increase the maximum number of shares issuable under the Director Plan from 975,000 to 1,075,000. The Director Plan, as amended, provides for the issuance of stock options, RSUs, and other equity-based securities to non-employee members of the Company's board of directors.

For the year ended December 31, 2025, 3,750 RSUs were granted under the Director Plan. At December 31, 2025, 3,750 RSUs are outstanding under the Director Plan. For the year ended December 31, 2025, no stock options were granted under the Director Plan. At December 31, 2025, 54,034 stock options are outstanding under the Director Plan. At December 31, 2025, 115,937 shares, RSUs, or stock options are available for future issuance under the Plan.

Share-based compensation

Share-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service period (generally the vesting period of the equity grant). Share-based compensation is included in selling, general & administrative expenses as follows (in thousands):

	Years Ended December 31,		
Share-based compensation related to:	**2025**	**2024**	**2023**
Common stock grants	$ 400	$ 400	$ 400
Stock option grants	173	485	432
RSUs	8,281	5,957	3,809
Total share-based compensation	**$ 8,854**	**$ 6,842**	**$ 4,641**

The total income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation arrangements was approximately $4.8 million, $2.4 million, and $2.2 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Common stock grants

The compensation expense for common stock granted during the years ended December 31, 2025, 2024, and 2023, was determined based on the market price of the shares on the date of grant.

Stock option grants

No stock options were granted during the year ended December 31, 2025. The compensation expense for stock options granted during the years ended December 31, 2024 and 2023, was determined as the fair value of the options using the Black Scholes valuation model. The range of assumptions are noted as follows:

	Years Ended December 31,	
	2024	**2023**
Expected volatility	39.7%	36.6% - 40.6%
Expected dividends	None	None
Risk-free interest rate	4.3%	3.6% - 3.9%
Exercise price	$ 260.92	$ 111.54 - $ 167.98
Expected term (years)	6.3	6.2 - 6.8
Weighted-average grant date fair value	$ 121.61	$ 37.81 - $ 71.17

The stock volatility for each grant is determined based on a review of the experience of the weighted average of historical daily price changes of the Company's common stock over the expected option term, and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected term is estimated based on historical option exercise activity.

The following is a summary of stock option activity for the year ended December 31, 2025:

	Shares Under Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		(per share)	(in years)	(in thousands)
Outstanding December 31, 2024	73,232	$ 67.15		
Exercised	(11,263)	36.02		
Outstanding December 31, 2025	61,969	$ 72.80	4.10	$ 9,362
Exercisable at December 31, 2025	61,969	$ 72.80	4.10	$ 9,362
Vested and expected to vest at December 31, 2025	61,969	$ 72.80	4.10	$ 9,362

During the years ended December 31, 2025, 2024, and 2023, the total intrinsic value of all options exercised (i.e., the difference between the market price and the price paid by the employees to exercise the options) was approximately $2.1 million, $1.5 million, and $3.0 million, respectively, and the amount of consideration received from the exercise of these options was approximately $0.2 million, $0.2 million, and $0.7 million, respectively. At its discretion, the Company allows option holders to surrender previously owned common stock in lieu of paying the exercise price and withholding taxes. During the years ended December 31, 2025, 2024 and 2023, 748 shares, 653 shares and 861 shares were redeemed for this purpose at an average market price of $282.42, $162.93 and $127.05, respectively.

RSUs

The Company grants RSUs to its directors, executive officers and employees. The stock unit awards are subject to various time-based vesting requirements, and certain portions of these awards are subject to performance criteria of the Company. Compensation expense on these awards is recorded based on the fair value of the award at the date of grant, which is equal to the Company's closing stock price, and is charged, to expense ratably over the requisite service period for time-based awards, and to expense utilizing the accelerated attribution method for performance-based awards. No compensation expense is taken on awards that do not become vested, and the amount of compensation expense recorded is adjusted based on management's determination of the probability that these awards will become vested.

The following table summarizes information about stock unit award activity during the year ended December 31, 2025:

	Restricted Stock Units	Weighted Average Award Date Fair Value
Outstanding at December 31, 2024	80,827	$ 98.79
Awarded	53,055	259.69
Shares vested	(43,296)	119.05
Forfeitures	(10,985)	243.39
Outstanding at December 31, 2025	79,601	$ 175.06

At the Company's discretion, RSU holders are given the option to net-share settle to cover the required minimum withholding tax, and the remaining amount is converted into the equivalent number of common shares. During the years ended December 31, 2025, 2024 and 2023, 18,152 shares, 21,914 shares and 20,457 shares were redeemed for this purpose at an average market price of $215.60, $216.80 and $117.95, respectively.

The following summarizes the future share-based compensation expense the Company will record as the equity securities granted through December 31, 2025, vest (in thousands):

	Restricted Stock Units	Total
2026	$ 5,186	$ 5,186
2027	2,746	2,746
2028	292	292
Total	$ 8,224	$ 8,224

(15) Leases

The Company has operating and finance leases for offices, manufacturing plants, vehicles and certain office and manufacturing equipment. Leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for each separate lease component of a contract and its associated non-lease components as a single lease component, thus causing all fixed payments to be capitalized. Variable lease payment amounts that cannot be determined at the commencement of the lease such as increases in lease payments based on changes in index rates or usage, are not included in the right of use ("ROU") assets or lease liabilities. These are expensed as incurred and recorded as variable lease expense. The Company determines if an arrangement is a lease at the inception of a contract. Operating and finance lease ROU assets and operating and finance lease liabilities are stated separately in the condensed consolidated balance sheet.

ROU assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments pursuant to the lease. ROU assets and lease liabilities are recognized at commencement date based on the net present value of fixed lease payments over the lease term.

The lease term assumed in the determination of the ROU assets and lease liabilities includes options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. ROU assets are also adjusted for any deferred or accrued rent. As the Company's leases do not typically provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company leases one of its owned properties to a third party. The lease descriptions, terms, and variable lease payments are generally the same as those described above.

ROU assets and lease liabilities consist of the following (in thousands):

	December 31,	
	2025	2024
Operating lease ROU assets	$ 18,847	$ 16,056
Finance lease ROU assets	32	92
Total ROU assets	**$ 18,879**	**$ 16,148**
Operating lease liabilities - current	$ 5,005	$ 4,165
Finance lease liabilities - current	32	61
Total lease liabilities - current	**$ 5,037**	**$ 4,226**
Operating lease liabilities - long-term	$ 13,988	$ 12,398
Finance lease liabilities - long-term	2	34
Total lease liabilities - long-term	**$ 13,990**	**$ 12,432**

The components of lease costs consist of the following (in thousands):

	Year Ended December 31,		
	2025	2024	2023
Lease Cost:			
Finance lease cost:			
Amortization of right of use assets	$ 60	$ 86	$ 60
Interest on lease liabilities	2	5	4
Operating lease cost	4,993	3,851	3,132
Variable lease cost	711	329	324
Short-term lease cost	201	190	68
Total lease cost	**$ 5,967**	**$ 4,461**	**$ 3,588**
Weighted-average remaining lease term (years):			
Finance	1.05	1.54	2.54
Operating	5.75	4.27	4.42
Weighted-average discount rate:			
Finance	2.18%	2.12%	2.11%
Operating	5.51%	4.97%	3.42%

The components of lease income were as follows:

	Year Ended December 31,		
	2025	2024	2023
Lease income:			
Operating lease income	$ 342	$ 331	$ 317
Total lease income	**$ 342**	**$ 331**	**$ 317**

The following table provides additional details of cash flow information related to the Company's leases (in thousands):

	Year Ended December 31,					
		2025		2024		2023
Cash paid for amounts included in measurement of lease liabilities:						
Operating cash flows from operating leases	$	5,355	$	3,784	$	2,979
Financing cash flows from finance leases		63		73		63
ROU assets obtained in exchange for lease liabilities	$	6,575	$	4,900	$	2,492

Maturities of lease liabilities and receipts as of December 31, 2025 were as follows (in thousands):

	December 31, 2025					
	Lease Liabilities				Lease Receipts	
	Operating		Finance		Operating	
2026	$	5,132	$	29	$	354
2027		5,113		6		363
2028		3,973		-		372
2029		3,041		-		-
2030		1,676		-		-
Thereafter		3,059		-		-
Total lease payments		**21,994**		**34**	$	**1,090**
Less: Interest		(2,839)		-		
Present value of lease liabilities	$	**19,155**	$	**34**		

Rent expense amounted to approximately $5.0 million, $3.7 million, and $2.9 million in 2025, 2024, and 2023, respectively.

(16) Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31,			
		2025		2024
Present value of non-competition payments	$	3,204	$	4,938
Accrued contingent consideration (earn-out)		-		4,989
Other		321		1,217
	$	3,525	$	11,144

(17) Commitments and Contingencies

(a) Legal – From time to time, the Company may be a party to various suits, claims and complaints arising in the ordinary course of business. In the opinion of management, these suits, claims and complaints should not result in final judgments or settlements that, in the aggregate, would have a material adverse effect on the Company's financial condition or results of operations.

(b) Contingent Consideration – In connection with the acquisitions of Welch and Marble in 2024, and DAS Medical in 2021, the Company is required to make contingent payments, subject to the entities achieving certain financial performance thresholds. Also, in connection with the DAS Medical and Advant Medical acquisitions, the Company incurred a liability for contingent consideration related to the present value of non-competition payments. The Company re-measures contingent liabilities each reporting period and records changes in fair value through a separate line item within our Consolidated Statements of Comprehensive Income. Increases or decreases in the fair value of the contingent consideration liability can result from changes in discount rates, periods, timing and amount of projected revenue or timing or likelihood of achieving regulatory, revenue or commercialization-based milestones. The use of alternative valuation assumptions, including estimated revenue projections, growth rates, cash flows, discount rates, useful life, or probability of achieving clinical, regulatory, or revenue-based milestones could result in different purchase price allocations and recognized amortization expense and contingent consideration expense or benefit in current and future periods.

(18) Employee Benefit Plans

The Company maintains 401(k) and profit-sharing plans for eligible employees. Contributions to the Plans are made in the form of matching contributions to employee 401(k) deferrals. Contributions to the Plan were approximately $2.1 million, $1.6 million, and $1.3 million for the years 2025, 2024, and 2023, respectively.

The Company has a partially self-insured health insurance program that covers all eligible participating employees. The maximum liability is limited by a stop loss of $0.2 million per insured person, along with an aggregate stop loss determined by the number of participants.

The Company has an Executive, Non-qualified "Excess" Plan ("the Plan"), which is a deferred compensation plan available to certain executives. The Plan permits participants to defer receipt of part of their current compensation to a later date as part of their personal retirement or financial planning. Participants have an unsecured contractual commitment from the Company to pay amounts due under the Plan.

The compensation withheld from Plan participants, together with gains or losses determined by the participants' deferral elections is reflected as a deferred compensation obligation to participants and is classified within the liabilities section in the accompanying balance sheets. At December 31, 2025 and 2024, the balance of the deferred compensation liability totaled approximately $6.7 million and $6.2 million, respectively. The related assets, which are held in the form of a Company-owned, variable life insurance policy that names the Company as the beneficiary, are classified within the other assets section of the accompanying balance sheets and are accounted for based on the underlying cash surrender values of the policies and totaled approximately $7.5 million and $6.2 million as of December 31, 2025 and 2024, respectively.

(19) Fair Value of Financial Instruments

Financial instruments recorded at fair value in the consolidated balance sheets, or disclosed at fair value in the footnotes, are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels defined by ASC 820, Fair Value Measurements and Disclosures, and directly related to the amount of subjectivity associated with inputs to fair valuation of these assets and liabilities, are as follows:

Level 1
Valued based on unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2
Valued based on either directly or indirectly observable prices for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life.

Level 3

Valued based on management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The following table presents the fair value and hierarchical levels, for financial assets that are measured at fair value on a recurring basis (in thousands):

Level 3	December 31, 2025	December 31, 2024
Purchase price contingent consideration (Note 2):		
Accrued contingent consideration (earn-out)	$ 5,250	$ 10,239
Present value of non-competition payments	5,001	6,871
Total contingent consideration	**$ 10,251**	**$ 17,110**

The following table presents the changes in the estimated fair values of the Company's liabilities for contingent consideration measured using significant unobservable inputs (Level 3) (in thousands):

December 31, 2023	**$ 21,570**
Fair value of earnouts from acquisitions	1,191
Fair value measurement adjustments	1,155
Payments	(6,806)
December 31, 2024	**$ 17,110**
Fair value measurement adjustments	418
Payments	(7,277)
December 31, 2025	**$ 10,251**

Significant unobservable inputs include revenue and EBITDA projections and risk-free discount rates.

The total potential contingent consideration payments for the Welch, Marble and DAS Medical acquisitions were $6.0 million, $0.5 million, and $20.0 million, respectively, as of each acquisition date. The fair value of the liability for the contingent consideration payments recognized upon the acquisition as part of the purchase accounting opening balance sheets totaled approximately $0.8 million, $0.4 million and $5.2 million for the Welch, Marble and the DAS Medical acquisitions, respectively, and was estimated by discounting to present value the probability-weighted contingent payments expected to be made. Assumptions used in the initial calculation were management's financial forecasts, discount rate and various volatility factors. The ultimate settlement of contingent consideration could deviate from current estimates based on the actual results of these financial measures. The contingent consideration for the Welch acquisition has no fair value as of December 31, 2025, as Welch did not achieve the EBITDA targets for the years ended December 31, 2024, and 2025. The Company has also determined that it is not probable that Welch will achieve the EBITDA targets for the year ended December 31, 2026. Contingent consideration is considered to be a Level 3 financial liability that is re-measured each reporting period. The Company paid approximately $5.3 million during the year ended December 31, 2025. The fair value of the liability for the contingent consideration payments recognized at December 31, 2025 totaled approximately $5.3 million out of the remaining potential payments of $7.3 million. The change in fair value of contingent consideration for the Welch, Marble, and DAS Medical acquisitions resulted in an expense of approximately $0.3 million and $1.0 million, respectively, for the years ended December 31, 2025 and 2024. The change in fair value of contingent consideration for the acquisitions is included in change in fair value of contingent consideration in the condensed consolidated statements of comprehensive income.

The Company entered into Non-Competition Agreements with certain previous owners of DAS Medical and Advant Medical which includes an aggregate of $10.0 million in payments to certain previous owners of DAS Medical over a ten-year period, and an aggregate of €0.4 million in payments to the previous owner of Advant Medical over a three-year period. The Company paid approximately $2.0 million during 2025 related to non-competition agreements. The present value of the Non-Competition Agreements at December 31, 2025 totaled approximately $5.0 million. This liability is considered to be a Level 3 financial liability that is re-measured each reporting period.

The Company has financial instruments, such as accounts receivable, accounts payable, and accrued expenses, which are stated at carrying amounts that approximate fair value because of the short maturity of those instruments. The carrying amount of the Company's long-term debt approximates fair value as the interest rate on the debt approximates the estimated borrowing rate currently available to the Company.

(20) Segment Data

The Company consists of a single operating and reportable segment and uses consolidated net income as its measure of segment profit and loss. The chief operating decision maker of the Company is the Chairman and Chief Executive Officer (CEO). The Chairman and CEO reviews consolidated operating results to make decisions about how to allocate resources to the segment and assess its performance as a whole. The Company has identified the following significant segment expenses (SSEs) due to their relevance to the overall consolidated operating results (in thousands):

		Years Ended December 31,	
	2025	2024	2023
Net sales from external customers	$ 602,797	$ 504,421	$ 400,072
Significant segment expenses:			
Materials	244,316	219,755	181,434
Salaries and Benefits	183,349	133,984	103,387
Depreciation and amortization	19,150	14,715	11,407
Interest expense, net	9,804	8,061	3,645
Other segment items (a)	63,665	54,881	46,297
Income before income tax provision	**82,513**	**73,025**	**53,902**
Income tax provision	14,200	14,044	8,978
Segment net income	$ **68,313**	$ **58,981**	$ **44,924**
Segment total assets (b)	$ **655,077**	$ **628,995**	$ **404,136**

(a) Other segment items include (production overhead, stock compensation, professional fees, and other SG&A expenses)
(b) See Consolidated Balance Sheet for details

Information about Geographic Areas
Net sales shipped to customers outside of the United States comprised approximately 16.0%, 16.7%, and 20.8% of the Company's consolidated net sales for the years ended December 31, 2025, 2024, and 2023, respectively. Approximately 36.7% of all long-lived assets are located outside of the United States.

Information about Major Customers
Net sales to two customers comprised approximately 24.3% and 21.5%, respectively, of the Company's consolidated net sales for the year ended December 31, 2025. Net sales to two customers comprised approximately 29.2% and 15.4%, respectively, of the Company's consolidated net sales for the year ended December 31, 2024. Net sales to one customer comprised approximately 28.1% of the Company's consolidated net sales for the year ended December 31, 2023.

On December 31, 2025, one customer represented approximately 32.1% of gross accounts receivable. On December 31, 2024, one customer represented approximately 34.0% of gross accounts receivable.

The Company's products are primarily sold to customers within the Medical and Non-medical markets. Net sales by market for the years ended December 31, 2025, 2024 and 2023 are as follows (in thousands):

Market	2025		2024		2023	
	Net Sales	%	Net Sales	%	Net Sales	%
Medical	$ 555,323	92.1%	$ 450,767	89.4%	$ 346,355	86.6%
Non-medical	47,474	7.9%	53,654	10.6%	53,717	13.4%
Net Sales	$ 602,797	100.0%	$ 504,421	100.0%	$ 400,072	100.0%

(21) Quarterly Financial Information (unaudited)

Summarized quarterly financial data is as follows (in thousands, except per share data):

2025	Q1	Q2	Q3	Q4
Net sales	$ 148,148	$ 151,176	$ 154,558	$ 148,915
Gross profit	42,151	43,544	42,747	41,968
Net income	17,184	17,180	16,383	17,566
Basic net income per share	2.24	2.23	2.12	2.28
Diluted net income per share	2.21	2.21	2.11	2.25

2024	Q1	Q2	Q3	Q4
Net sales	$ 105,009	$ 110,177	$ 145,165	$ 144,070
Gross profit	30,083	33,031	41,523	42,056
Net income	12,693	13,552	16,361	16,375
Basic net income per share	1.66	1.77	2.13	2.13
Diluted net income per share	1.64	1.75	2.11	2.10

2023	Q1	Q2	Q3	Q4
Net sales	$ 97,753	$ 100,037	$ 100,784	$ 101,498
Gross profit	28,701	29,645	27,750	26,129
Net income	9,739	11,883	11,694	11,607
Basic net income per share	1.28	1.56	1.53	1.52
Diluted net income per share	1.27	1.55	1.52	1.51

(22) Subsequent Event

On or about February 14, 2026, the Company detected suspicious activity involving its information technology ("IT") systems. Upon detecting the issue, the Company began taking steps to assess, contain, and remediate the unauthorized activity, including isolating the affected systems and launching an investigation with the assistance of external cybersecurity advisors.

Through the Company's efforts, the Company believes that the third party responsible for this incident has been removed from the Company's IT systems, and the Company's ability to access information impacted by this incident has been restored in all material respects. The Company's operations have continued throughout the period since the detection of the cybersecurity incident in all material respects. The Company continues to investigate the nature and scope of the unauthorized access. The Company currently expects that a significant portion of its direct costs incurred relating to containing, investigating and remediating the cybersecurity incident will be reimbursed through insurance recoveries.

While the Company's investigation and assessment of this incident is ongoing, as of the date of this filing, the Company does not believe the incident is reasonably likely to materially impact the Company's financial condition or results of operations.

STOCK PERFORMANCE GRAPH

The following graph compares cumulative total stockholder return on our Common Stock since December 31, 2020, with the cumulative total return of the following: (1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 35101010 Health Care Equipment, (4) our peer group, as determined by Pearl Meyer, a national compensation consulting firm engaged by our Compensation Committee in 2024 to perform a comprehensive comparative market study of the compensation programs offered to peer company executives and directors, as described in our Proxy Statement for our 2026 Annual Meeting of Stockholders. and (5) our former peer group, as determined by Aon, a national compensation consulting company engaged by our Compensation Committee in 2022 to perform a comprehensive comparative market study of the compensation programs offered to peer company executives and directors, as described in our Proxy Statement for our 2025 Annual Meeting of Stockholders. This graph assumes the investment of $100 on December 31, 2020, in our Common Stock, and for comparison with the companies that comprise each of the following:

(1) NASDAQ US Benchmark (TR), (2) SIC Code 3841 Surgical and Medical Instruments and Apparatus, (3) GICS 35101010 Health Care Equipment, (4) our peer group, as described above, and (5) our former peer group, as described above, and that all dividends were reinvested. Measurement points are the last trading day of each respective fiscal year. The Company's peer group has been updated to reflect the Company's industry, revenue, market capitalization, and peer connections.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Assumes Initial Investment of $100

December 2025



FORWARD-LOOKING STATEMENTS

Some of the statements contained in this Report are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties, and other factors, which may cause our or our industry's actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about the Company's prospects; the demand for its products, the well-being and availability of the Company's employees, the continuing operation of the Company's locations, delayed payments by the Company's customers and the potential for reduced or canceled orders; statements about expectations regarding customer inventory levels; statements about the Company's acquisition strategies and opportunities and the Company's growth potential and strategies for growth; expectations regarding customer demand; expectations regarding the Company's liquidity and capital resources, including the sufficiency of its cash reserves and the availability of borrowing capacity to fund operations and/or potential future acquisitions; anticipated revenues and the timing of such revenues; expectations about shifting the Company's book of business to higher-margin, longer-run opportunities; anticipated trends and potential advantages in the different markets in which the Company competes, including the medical, aerospace and defense, automotive, consumer, electronics, and industrial markets, and the Company's plans to expand in certain of its markets; statements regarding anticipated advantages the Company expects to realize from its investments and capital expenditures; statements regarding anticipated advantages to improvements and alterations at the Company's existing plants; expectations regarding the Company's manufacturing capacity, operating efficiencies, and new production equipment; statements about new product offerings and program launches; statements about the Company's participation and growth in multiple markets; statements about the Company's business opportunities; any indication that the Company may be able to sustain or increase its net sales, earnings or earnings per share, or its sales, earnings or earnings per share growth rates; statements regarding the revenue generated pursuant to agreements entered into by us, and other statements regarding the duration, future performance, and effects of agreements entered into by us.

Investors are cautioned that such forward-looking statements involve risks and uncertainties that could adversely affect the Company's business and prospects, and otherwise cause actual results to differ materially from those anticipated by such forward-looking statements, or otherwise, including without limitation: our financial condition and results of operations, including risks relating to substantially decreased demand for the Company's products; risks relating to the potential closure of any of the Company's facilities or the unavailability of key personnel or other employees; risks that the Company's inventory, cash reserves, liquidity or capital resources may be insufficient; risks relating to delayed payments by our customers and the potential for reduced or canceled orders; risks related to customer concentration; risks related to global conflict or civil unrest to the efficacy of our manufacturing process; risks associated with the identification of suitable acquisition candidates and the successful, efficient execution of acquisition transactions, the integration of any such acquisition candidates, the value of those acquisitions to our customers and shareholders, and the financing of such acquisitions; risks related to our indebtedness and compliance with covenants contained in our financing arrangements, and whether any available financing may be sufficient to address our needs; risks associated with efforts to shift the Company's book of business to higher-margin, longer-run opportunities; risks associated with the Company's entry into and growth in certain markets; risks and uncertainties associated with seeking and implementing manufacturing efficiencies and implementing new production equipment; risks associated with governmental regulations and/or sanctions affecting the import and export of products, including global trade barriers, additional taxes, tariff increases or uncertainties, cash repatriation restrictions, retaliations and boycotts between the U.S. and other countries; risks associated with the usage of artificial intelligence technologies; risks associated with domestic, regional and global political risks and uncertainties; risks and uncertainties associated with growth of the Company's business and increases to sales, earnings and earnings per share; risks relating to cybersecurity, including cyber-attacks on the Company's information technology infrastructure, products, suppliers, customers and partners, and cybersecurity-related regulations, and the potential consequences of the Cyber Incident (as defined in Item 1C, Cybersecurity in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026) any of which could result in data or financial loss, reputational harm, business disruption, damage to our relationships with customers, consumers, employees and third parties on which we rely, litigation, regulatory investigations, enforcement actions or other negative impacts under cybersecurity related regulations or otherwise; risks associated with our or third-party use of artificial intelligence technologies; risks associated with new product and program launches; risks relating to our performance and the performance of our counterparties under the agreements we have entered into; the risk that our two largest customers, on whom we depend for a substantial portion of our annual revenues, will not purchase the expected volume of goods under the supply agreements we have entered into with them because, among other things, they no longer require the products at all or to the degree they anticipated or because, among other things, Intuitive Surgical SARL, our largest customer, decides to manufacture the products itself or through one of its affiliates it obtains the products from other listed suppliers specified in our agreement; the risk that we will not achieve expected rebates under the applicable supply agreement; and risks relating to our ability to maintain increased levels of production at profitable levels, if at all; or to continue to increase production rates and risks relating to disruptions and delays in our supply chain or labor force. Accordingly, actual results may differ materially.

In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "could," "would," "expects," "plans," "anticipates," "believes," "estimates," "projects," "predicts," "potential," and similar expressions intended to identify forward-looking statements. Our actual results could be different from the results described in or anticipated by our forward-looking statements due to the inherent uncertainty of estimates, forecasts, and projections, and may be materially better or worse than anticipated. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Forward-looking statements represent our current beliefs, estimates and assumptions and are only as of the date of this Report. We expressly disclaim any duty to provide updates to forward-looking statements, and the estimates and assumptions associated with them, after the date of this Report, in order to reflect changes in circumstances or expectations, or the occurrence of unanticipated events, except to the extent required by applicable securities laws. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed above and under "Risk Factors" set forth in Part I Item 1A in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on February 27, 2026, as well as the risks and uncertainties discussed elsewhere in this Report. We qualify all of our forward-looking statements by these cautionary statements. We caution you that these risks are not exhaustive. We operate in a continually changing business environment and new risks emerge from time to time.

Transfer Agent and Registrar
Equiniti Trust Company, LLC
48 Wall Street, Floor 23
New York, New York 10005

Annual Meeting
The annual meeting of stockholders will be held virtually at 10:00 a.m. on June 4, 2026. Details will be posted to www.ufpt.com.

Common Stock Listing
UFP Technologies' common stock is traded on NASDAQ under the symbol UFPT.

Stockholder Services
Stockholders whose shares are held in street names often experience delays in receiving company communications forwarded through brokerage firms or financial institutions. Any shareholder or other interested party who wishes to receive information directly should call or write the Company. Please specify your preference for regular or electronic mail:

UFP Technologies, Inc.
Attn: Shareholder Services
100 Hale Street
Newburyport, MA 01950 USA
phone: (978) 352-2200
e-mail: investorinfo@ufpt.com
web: www.ufpt.com

Form 10-K Report
A copy of the Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as filed with the Securities and Exchange Commission, may be obtained without charge by writing to the Company, or on the Company's website at www.ufpt.com/investors

Vanessa Stolar, Executive Assistant
UFP Technologies, Inc.,
100 Hale Street
Newburyport, MA 01950 USA

Corporate Headquarters
UFP Technologies, Inc.
100 Hale Street
Newburyport, MA 01950 USA
phone: (978) 352-2200

Plant Locations
Alabama, California, Colorado, Costa Rica, Dominican Republic, Florida, Georgia, Illinois, Ireland, Maryland, Massachusetts, Mexico, Michigan, New Hampshire, Puerto Rico, Rhode Island, Singapore, Texas

Independent Public Accountants
Grant Thornton LLP
53 State Street, 16th floor
Boston, MA 02109

Corporate Counsels
Lynch Fink Harrington & Gray LLP
6 Beacon Street, Suite 415
Boston, MA 02108

Brown Rudnick, LLP
One Financial Center
Boston, MA 02111

About This Report
The objective of this report is to provide existing and prospective shareholders a tool to understand our financial results, what we do as a company and where we are headed in the future. We aim to achieve these goals with clarity, simplicity and efficiency. We welcome your comments and suggestions.

Company Website
In the interest of providing timely, cost-effective information to shareholders, press releases, SEC filings and other investor-oriented matters are available on the Company's website at www.ufpt.com/investors

BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

d: Directors   *o:* Officers

do: **R. Jeffrey Bailly**
Chairman and CEO

d: **Daniel C. Croteau**
Former CEO, Corza Medical

d: **Cynthia L. Feldmann**
Former Partner and
National Chair
Medical Device Industry
KPMG LLP

d: **Joseph J. Hassett**
Former Sr. Vice President
and CCO
Analog Devices

o: **Jason Holt**
Senior Vice President

d: **Symeria Hudson**
President and CEO
United Way of Miami

d: **Marc D. Kozin**
Professional Board Member

o: **Ronald J. Lataille**
Sr. Vice President, Treasurer,
and Chief Financial Officer

o: **Christopher P. Litterio, Esq.**
General Counsel, Secretary
and Sr. Vice President of
Human Resources

d: **Thomas Oberdorf**
Former Chairman & CEO
SIRVA, Inc.

o: **Mitchell C. Rock**
President

Operating Principles

CUSTOMERS
We believe the primary purpose of our company is to serve our customers. We seek to "wow" our customers with responsiveness and great products.

ETHICS
We will conduct our business at all times and in all places with absolute integrity with regard to employees, customers, suppliers, community, and the environment.

EMPLOYEES
We are dedicated to providing a positive, challenging, and rewarding work environment for all of our employees.

QUALITY
We are dedicated to the never-ending process of continuously improving products, service, communications, relationships, and commitments.

SIMPLIFICATION
We seek to simplify our business process through the constant reexamination of our methods and elimination of all non-value-added activities.

ENTREPRENEURSHIP
We strive to create an environment that encourages autonomous decision-making and a sense of ownership at all levels of the company.

PROFIT
Although profit is not the sole reason for our existence, it is the lifeblood that allows us to exist.



UFP TECHNOLOGIES

100 HALE STREET | NEWBURYPORT, MA 01950 | (978) 352-2200 | UFPT.COM

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